Filed Pursuant to Rule 424(b)(3)

Registration No. 333-23994

PROSPECTUS

VIROPHARMA INCORPORATED

$75,000,000

6% CONVERTIBLE SENIOR SECURED NOTES DUE 2009,

THE SHARES OF COMMON STOCK ISSUABLE

UPON CONVERSION OF THE SENIOR CONVERTIBLE NOTES AND

UPON MAKE-WHOLE INTEREST PAYMENTS

This prospectus relates to $75,000,000 in aggregate principal amount of our 6% Convertible Senior Secured Notes due 2009 (the senior convertible notes) we issued in connection with a private placement in October 2004 and upon the exercise of an option to purchase additional senior convertible notes in April 2005. This prospectus also relates to shares of common stock which may be issued upon conversion of the senior convertible notes and shares of common stock which may be issued in connection with make-whole interest payments in accordance with the terms of the senior convertible notes.

The senior convertible notes will mature on October 18, 2009, unless earlier converted or redeemed. Interest on the senior convertible notes accrues at the rate of 6% per year and is payable on each April 15th and October 15th, beginning April 15, 2005.

The senior convertible notes are convertible into our common stock at the option of the holder at any time prior to maturity at an initial conversion rate of one share for each $2.50 in principal amount of the senior convertible notes, subject to adjustment upon certain events. Subject to certain conditions, at any time prior to maturity we may elect to automatically convert in any calendar quarter up to 25% of the aggregate principal amount of the senior convertible notes issued into shares of our common stock.

If any holder voluntarily converts any senior convertible notes or if we effect an auto-conversion of any senior convertible notes prior to October 18, 2007, then we will make an additional payment on the principal amount converted equal to three full years of interest, less any interest actually paid or provided for prior to the conversion date. In the case of a voluntary conversion by a holder, we must make the additional payment in cash. If we effect an auto-conversion, we may pay this additional payment in cash or, at our option and if certain conditions are satisfied, in our common stock.

We may redeem some or all of the senior convertible notes at any time on or after October 18, 2007, at 100% of the principal amount of the senior convertible notes to be redeemed, plus accrued and unpaid interest. In addition, the holders may require us to repurchase the senior convertible notes upon a fundamental change prior to October 18, 2009.

We will not receive any proceeds from the sale by the selling securityholders of the senior convertible notes or the common stock issuable upon conversion of the senior convertible notes or issuable upon the make-whole interest payments. Other than the selling commissions and fees and stock transfer taxes, we will pay all expenses of the registration and sale of the senior convertible notes and the shares of common stock.

The senior convertible notes are currently designated for trading on the Private Offerings, Resales and Trading through Automated Linkages, or The PORTALSM, Market. Any senior convertible notes that are resold by means of this prospectus will no longer be eligible for trading on The PORTAL Market. Our common stock is listed on The NASDAQ National Market under the symbol “VPHM.” On April 20, 2005, the reported last sale price of our common stock on The NASDAQ National Market was $2.00 per share.

Our principal offices are located at 397 Eagleview Boulevard, Exton, Pennsylvania 19341, and our telephone number is (610) 458-7300.

INVESTING IN OUR SECURITIES INVOLVES RISKS.

YOU SHOULD CAREFULLY CONSIDER THE “ RISK FACTORS”

BEGINNING ON PAGE 4 OF THIS PROSPECTUS

BEFORE YOU DECIDE TO INVEST.

Neither the Securities and Exchange Commission (SEC) nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 22, 2005.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling securityholders are offering to sell, and seeking offers to buy, senior convertible notes and/or shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of senior convertible notes and/or common stock.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this prospectus and the documents incorporated by reference herein should be considered “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) and the Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. These forward-looking statements include the statements in this prospectus and the documents incorporated by reference herein about:

•	our expectation that sales of Vancocin will enable us to be at least cash flow neutral in 2005;

•	our expectation that Vancocin will generate significant cash flows, and should allow us to substantially fund all of our ongoing development and operating costs over the next several years; and

•	our expectation regarding the tax treatment of the senior convertible notes.

Our actual results could differ materially from those results expressed in, or implied by, these forward-looking statements. We may not have sufficient resources to execute our plans, and our actual revenues and expenses over the period described in this report may vary depending on a variety of factors, including: sales of Vancocin may fall materially below the historical sales generated by the product; the cost of acquiring additional new product opportunities as a result of business development efforts; the actual cost of conducting clinical trials; the outcome of our current clinical trials programs; and our resulting right to receive or obligation to pay milestone payments under collaborations relating to those programs.

The commercial sale of approved pharmaceutical products, and conducting clinical trials for investigational pharmaceutical products, are subject to risks and uncertainties. There can be no assurance that future Vancocin sales will meet or exceed the historical rate of sales for the product, planned clinical trials can be initiated, or that planned or ongoing clinical trials can be successfully concluded or concluded in accordance with our anticipated schedule. We may need additional financing in order to acquire new products in connection with our plans as described in this report. Our outstanding indebtedness may make it more difficult for us to raise additional financing and we may not be able to service our debt obligations. In addition, in the future we may not be able to maintain our listing on The NASDAQ Stock Market.

These factors, and other factors set forth in the cautionary statements included in the section titled “Risk Factors” in this prospectus could cause our actual results to differ materially from the results expressed in, or implied by, this prospectus and the documents incorporated by reference herein. There can be no assurance that any of the events or conditions described in the forward looking statements contained in this prospectus and the documents incorporated by reference herein will occur in the timeframe expected by us, or at all. The forward-looking statements contained in this prospectus and the documents incorporated by reference herein may become outdated over time. We do not assume any responsibility for updating any forward-looking statements.

SUMMARY

The following summary contains basic information about us and this offering and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred you.

Our Company

We are a pharmaceutical company focused on the development and commercialization of important medicines to address serious diseases treated by physician specialists, in areas including hospital settings, transplant medicine and gastroenterology. We sell Vancocin® Pulvules®, which has been approved for oral administration for treatment of antibiotic-associated pseudomembranous colitis caused by Clostridium difficile and enterocolitis caused by Staphylococcus aureus, including methicillin-resistant strains. We currently focus our drug development activities on cytomegalovirus (CMV) and hepatitis C (HCV).

We were incorporated in Delaware in September 1994 and commenced operations in December 1994. Our executive offices and research facility are located at 397 Eagleview Boulevard, Exton, PA 19341, our telephone number is 610-458-7300 and our website is at http://www.viropharma.com. Information contained on our website is not incorporated into this registration statement.

Recent Developments

Hepatitis C clinical development programs

In January 2005, Wyeth submitted an investigational new drug application to the U.S. Food and Drug Administration (FDA) for HCV-796, and Wyeth and we initiated a phase 1 single dose clinical trial with HCV-796 in healthy subjects in February 2005. In March 2005, we announced results from our proof of concept study with HCV-086, and concluded that overall, the antiviral activity of HCV-086 did not support further development of the compound. The results of this ascending dose study indicated that after 14 days of treatment the greatest mean change in plasma HCV RNA concentrations (–0.32 log10 IU/mL) occurred in the highest dose group. HCV-086 demonstrated favorable pharmacokinetics and was generally safe and well tolerated, although in the highest dose group gastrointestinal adverse events occurred in several subjects and caused discontinuation of treatment in two subjects. HCV-796 is from the same chemical series as HCV-086 with the advantage of being more potent in vitro and has demonstrated antiviral activity in an animal model of hepatitis C infection.

Voluntary conversions of senior convertible notes

An aggregate of $3.25 million principal amount of the $62.5 million senior convertible notes issued in October 2004 has been voluntarily converted into 1.3 million shares of common stock as of April 6, 2005. Following these conversions and the issuance of $12.5 million principal amount of senior convertible notes upon the exercise of the purchase option, an aggregate of $71.75 million principal amount of the senior convertible notes remain outstanding.

This Offering

This offering is a secondary offering by the selling holders of the senior convertible notes and shares of our common stock as described below. The selling securityholders may sell through public or private transactions, at prevailing market prices, or at privately negotiated prices. We will not receive any proceeds from the selling securityholders’ sale of the shares of common stock or the senior convertible notes.

Issuer	ViroPharma Incorporated

Securities Offered

Senior Convertible Notes	$75 million of 6% Convertible Senior Secured Notes due 2009. We issued the senior convertible notes under an indenture between us and U.S. Bank National Association.

Common Stock	33,800,000 shares of our common stock issuable upon conversion of the senior convertible notes and issuable in connection with make-whole interest payments in accordance with the terms of the senior convertible notes.

Senior Convertible Notes

Interest	Interest on the senior convertible notes accrues at the rate of 6% per year and is payable on each April 15th and October 15th, beginning April 15, 2005.

Maturity Date	The earlier to occur of October 18, 2009 or the occurrence of an event of default.

Conversion at Holder’s Option	The senior convertible notes are convertible at the option of the holder at any time prior to maturity at an initial conversion rate of one share for each $2.50 in principal amount, subject to adjustment upon certain events.

Automatic Conversion	At any time prior to maturity, we may elect to automatically convert (auto-conversion) in any calendar quarter up to 25% of the aggregate principal amount of the senior convertible notes issued into shares of our common stock if the daily volume weighted average price of our common stock exceeds 150% of the conversion rate then in effect (initially, $3.75, subject to adjustment upon certain events) for at least 20 trading days during any 30 trading day period, ending within 5 days of the notice of automatic conversion.

Additional Payment Upon Conversion During the First Three Years	If any holder voluntarily converts any senior convertible notes or if we effect an auto-conversion of any senior convertible notes prior to October 18, 2007, then we will make an additional payment on the principal amount converted equal to three full years of interest, less any interest actually paid or provided for prior to the conversion date. In the case of a voluntary conversion by a holder, we must make the additional payment in cash. If we effect an auto-conversion, we may pay this additional payment in cash or, at our option and if certain conditions are satisfied, in our common stock. If we elect to pay the additional payment in our common stock, then the stock will be valued at 90% of the simple average of the daily volume weighted average prices of our common stock for the 10 trading days ending on and including the second trading day immediately preceding the auto-conversion date.

Optional Redemption	We may redeem some or all of the senior convertible notes at any time on or after October 18, 2007, at 100% of the principal amount of the senior convertible notes to be redeemed, plus accrued and unpaid interest.

Repurchase at Holder’s Option upon a Fundamental Change

Upon a fundamental change, each holder of the senior convertible notes may require us to repurchase all or part of such holder’s senior convertible notes in cash according to the following redemption schedule:

•      Prior to October 18, 2005: 115% of par value

•      October 18, 2005 to October 17, 2006: 110% of par value

•      October 18, 2006 to October 17, 2007: 105% of par value

From and after October 18, 2007: 100% of par value. For a definition of “fundamental change” please see “Description of Senior Convertible Notes— Repurchase at Option of the Holder” on page 30.

Ranking	The senior convertible notes are secured by a first priority lien on our vancomycin related assets and rank senior in right of payment to our existing and future subordinated indebtedness, including our outstanding indebtedness under our 6% Convertible Subordinated Notes due March 2007 (convertible subordinated notes). The senior convertible notes rank equal in right of payment to any of our existing and future unsubordinated debt. We are not prohibited from incurring additional indebtedness under the terms of the senior convertible notes.

Book-Entry Form	The senior convertible notes were issued in book-entry form and are represented by permanent global certificates (global senior convertible note) deposited with, or on behalf of, The Depository Trust Company (DTC) and registered in the name of a nominee of DTC. Beneficial interests in any of the senior convertible notes are shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

General

Trading	The senior convertible notes are not listed on any securities exchange or included in any automated quotation system. Any senior convertible notes that are sold by means of this prospectus will no longer be eligible for trading in The PORTAL Market. We do not intend to apply for a listing of the senior convertible notes on any securities exchange or any automated dealer quotation system. Our common stock is quoted on The NASDAQ National Market under the symbol “VPHM.”

CUSIP Number	The initial CUSIP number for the senior convertible notes is 928241 AF5. Senior convertible notes sold pursuant to this prospectus will bear the CUSIP number 928241 AG 3.

Use of Proceeds	We will not receive any proceeds from the sale by any selling securityholder of the senior convertible notes or the common stock issuable upon conversion of the senior convertible notes or upon certain make-whole interest payments.

Federal Tax Consequences	We intend to treat the senior convertible notes as indebtedness for U.S. federal income tax purposes. In addition, we intend to take the position that the senior convertible notes were not issued with “original issue discount” for U.S. federal income tax purposes. For a more complete discussion of original issue discount and other tax considerations concerning the senior convertible notes and our common stock, see “Certain U.S. Federal Tax Considerations” beginning on page 39.

Risk Factors	Investment in the senior convertible notes and our common stock involves risk. You should carefully consider the information under “Risk Factors” and all other information included in this prospectus and the documents incorporated by reference herein, before investing in the senior convertible notes or our common stock.

Ratio of Earnings to Fixed Charges	We would have had to generate additional earnings of approximately $36.9 million for the year ended December 31, 2003 and $19.5 million for the year ended December 31, 2004 to achieve an earnings to fixed charges ratio of 1:1. For the definition of “fixed charges” used in the ratio and a further discussion of the actual pro forma ratio of earnings to fixed charges of ViroPharma Incorporated and our subsidiaries, please see “Ratio of Earnings to Fixed Charges” on page 24.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to ViroPharma Incorporated

We have a history of losses and our future profitability is uncertain.

We have incurred losses in each year since our inception in 1994. As of December 31, 2004, we had an accumulated deficit of approximately $277.1 million. Our ability to achieve profitability is dependent on a number of factors, including our ability to integrate the Vancocin product line into our business, develop and obtain regulatory approvals for our product candidates, successfully commercialize those product candidates, generate revenues from the sale of products from existing and potential future collaborative agreements, and secure contract manufacturing, distribution and logistics services. We do not know when or if we will acquire additional products to expand further our product portfolio, complete our product development efforts, receive regulatory approval of any of our product candidates or successfully commercialize any approved products. As a result, we are unable to accurately predict the extent of any future losses or the time required to achieve profitability, if at all. We expect to incur additional net losses over the next several years, primarily due to our general and administrative expenses, interest payments on our outstanding debt, amortization of the purchase price of Vancocin, development costs from our CMV and HCV programs, and business development activities seeking new opportunities to expand further our product pipeline.

Our long-term success depends upon our ability to develop, receive regulatory approval and commercialize drug product candidates and if we are not successful, we may not be able to achieve profitability.

We have not completed the development of or received regulatory approval to commercialize any of our existing product candidates. Our failure to develop, receive regulatory approvals and commercialize our product candidates successfully may cause us to cease operations. Our development product candidates are at early stages of development and may not be shown to be safe or effective. We are performing phase 2 clinical research on a product candidate for the prevention and treatment of CMV and clinical research on a product candidate for the treatment of HCV and we out-licensed an intranasal product candidate for the treatment of the common cold to Schering-Plough. Our potential therapies under development for the treatment of CMV and HCV will require significant additional development efforts and regulatory approvals prior to any commercialization. We cannot be certain that our efforts and the efforts of our partners in this regard will lead to commercially viable products. For example, in May 2002, we received a “not approvable” letter from the FDA in connection with an oral formulation of pleconaril to treat the common cold. Negative, inconclusive or inconsistent clinical trial results could prevent regulatory approval, increase the cost and timing of regulatory approval, cause us to perform additional studies or to file for a narrower indication than planned. We do not know what the final cost to manufacture our CMV and HCV product candidates in commercial quantities will be, or the dose required to treat patients and consequently, what the total cost of goods for a treatment regimen will be.

If we are unable to successfully develop our product candidates, and if we are unable to acquire additional marketed products through our business development efforts, we will not have a source of revenue other than Vancocin and may not achieve profitability or be able to service our debt requirements.

The development of any of our product candidates is subject to many risks, including that:

•	the product candidate is found to be ineffective or unsafe;

•	the clinical test results for the product candidate delay or prevent regulatory approval;

•	the FDA forbids us to initiate or continue testing of the product candidates in human clinical trials;

•	the product candidate cannot be developed into a commercially viable product;

•	the product candidate is difficult and/or costly to manufacture;

•	the product candidate later is discovered to cause adverse effects that prevent widespread use, require withdrawal from the market, or serve as the basis for product liability claims;

•	third party competitors hold proprietary rights that preclude us from marketing the product candidate; and

•	third party competitors market a more clinically effective or more cost-effective product.

Even if we believe that the clinical data demonstrates the safety and efficacy of a product candidate, regulators may disagree with us, which could delay, limit or prevent the approval of such product candidate. As a result, we may not obtain regulatory approval, or even if a product is approved, we may not obtain the labeling claims we believe are necessary or desirable for the promotion of the product. In addition, regulatory approval may take longer than we expect as a result of a number of factors, including failure to qualify for priority review of our application. All statutes and regulations governing the approval of our product candidates are subject to change in the future. These changes may increase the time or cost of regulatory approval, limit approval, or prevent it completely.

Even if we receive regulatory approval for our product candidates, or acquire additional already approved products, the later discovery of previously unknown problems with a product, manufacturer or facility may result in adverse consequences, including withdrawal of the product from the market. Approval of a product candidate may be conditioned upon certain limitations and restrictions as to the drug’s use, or upon the conduct of further studies, and may be subject to continuous review.

In 2001, the FDA enacted new regulations requiring the development and submission of pediatric use data for new drug products. Our failure to obtain these data, or to obtain a deferral of, or exemption from, this requirement could adversely affect our chances of receiving regulatory approval, or could result in regulatory or legal enforcement actions.

If we are unable to commercialize our product candidates as anticipated, we will not have a source of continuing revenue and we may not be able to achieve profitability or be able to service our debt requirements.

We will be heavily dependent on the continued sales of Vancocin.

If revenue from Vancocin materially declines from the historical rate of sales for the product, our financial condition and results of operations will be materially harmed because, other than potential royalties and milestone payments, sales of Vancocin may be our only source of revenue for the next several years. Competition from generics or the FDA approval of other drugs which compete with Vancocin would lead to greater competitive pressure on Vancocin sales.

Vancocin product sales could also be adversely affected by a number of other factors, including:

•	manufacturing or supply interruptions, including but not limited to difficulties encountered in qualifying a third party supply chain;

•	decreases in the rate of infections for which Vancocin is prescribed;

•	decrease in the sensitivity of the relevant bacterium to Vancocin;

•	the development of new competitive pharmaceuticals and technological advances to treat the conditions addressed by Vancocin;

•	changes in terms required by wholesalers;

•	marketing or pricing actions by one or more of our competitors;

•	our ability to transition the Vancocin product line and enter all necessary contracts or obtain all necessary rights under applicable federal and state rules and regulations;

•	the approval of legislative proposals that would authorize re-importation of Vancocin into the United States from other countries;

•	regulatory action by the FDA and other government regulatory agencies;

•	changes in the prescribing or procedural practices of infectious disease, gastroenterologists and internal medicine doctors;

•	changes in the reimbursement or substitution policies of third-party payors or retail pharmacies; and

•	product liability claims.

We cannot assure you that revenues from the sale of Vancocin will remain at or above current or historical levels. A decrease in sales of Vancocin could result in our inability to be at least cash flow neutral in 2005.

Even if we are successful in integrating Vancocin, we will be dependent upon our ability to raise financing for, and the successful development and commercialization of, our product candidates in our CMV and HCV programs and in order to repay our debt obligations.

We will need to raise substantial additional funds to continue our business activities and repay our debt obligations. We expect that Vancocin will generate significant cash flows for us and should allow us to substantially fund our development and other operating costs over the next several years. However, we expect to incur additional net losses over at least the next several years primarily due to our general and administrative expenses, interest payments on our outstanding debt service requirements, amortization charges related to the purchase price of Vancocin, development costs from our CMV and HCV programs, and business development activities seeking new opportunities to expand further our product pipeline. We believe that we will require additional capital by March 2007 when our 6% convertible subordinated notes mature. In addition, the amount and timing of our actual capital requirements as well as our ability to finance such requirements will depend upon numerous factors, including:

•	the cost of reducing the principal amount of our indebtedness;

•	our actual sales of Vancocin;

•	the cost of commercializing Vancocin and our product candidates;

•	our ability to generate revenue and positive cash flow through our HCV collaboration agreement with Wyeth;

•	whether we receive the additional milestone payments and royalties associated with certain events along the development and commercialization lifecycle of pleconaril in connection with our November 2004 license agreement with Schering-Plough;

•	the cost and progress of our clinical development programs;

•	the cost of milestone payments that may be due to GlaxoSmithKline under our license agreement with them for maribavir, our product candidate to treat CMV, if pre-defined clinical and regulatory events are achieved;

•	the time and cost involved in obtaining regulatory approvals;

•	the cost of acquiring products in clinical development;

•	the cost of acquiring commercialized products;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the effect of competing technological and market developments;

•	our ability to license our early stage and other non-core assets to third parties; and

•	the effect of changes and developments in our existing collaborative, licensing and other relationships.

We may be unable to raise sufficient funds to complete our development, marketing and sales activities for any of our product candidates and repay our debt obligations. Potential funding sources include:

•	public and private securities offerings;

•	debt financing, such as bank loans; and

•	collaborative, licensing and other arrangements with third parties.

We may not be able to find sufficient debt or equity funding on acceptable terms. If we cannot, we may need to delay, reduce or eliminate development programs, as well as other aspects of our business. The sale by us of additional equity securities or the expectation that we will sell additional equity securities may have an adverse effect on the price of our common stock. In addition, collaborative arrangements may require us to grant product development programs or licenses to third parties for products that we might otherwise seek to develop or commercialize ourselves.

We have significant indebtedness and debt service payments which could negatively impact our liquidity.

We are highly leveraged and have significant debt service requirements. As of April 6, 2005 we had $127.9 million in principal amount of indebtedness outstanding in the form of our convertible subordinated notes due 2007 and $71.75 million in principal amount of indebtedness outstanding in the form of our 6% Convertible Senior Secured Notes due 2009, or senior convertible notes.

The level of our indebtedness, among other things, could:

•	make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to changes in, our business; and

•	make us more vulnerable in the event of a downturn in our business.

Our ability to meet our debt service obligations and to reduce our total indebtedness depends on the results of our clinical development efforts, our future operating performance, our ability to generate cash flow from the sale of Vancocin through increased sales and receivables collections and on general economic, financial, competitive, legislative, regulatory and other factors affecting our operations. Many of these factors are beyond our control and our future operating performance could be adversely affected by some or all of these factors.

If we incur new indebtedness in the future, the related risks that we now face could intensify. Whether we are able to make required payments on our outstanding indebtedness and to satisfy any other future debt obligations will depend on our future operating performance and our ability to obtain additional debt or equity financing.

We may not be able to pay our debt and other obligations.

There can be no assurance that we will be able to meet our debt service obligations, including our obligations to pay principal and interest under the convertible subordinated notes and the senior convertible notes. If our cash, cash equivalents, short and long term investments and operating cash flows are inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the convertible subordinated notes and the senior convertible notes or our other obligations, we would be in default under the terms thereof, which would permit the holders of the senior convertible notes and the convertible subordinated notes to accelerate their maturities which could also cause defaults under any future indebtedness we may incur. Any such default would have a material adverse effect on our business, prospects, financial condition, liquidity and operating results. Moreover, any default under our convertible subordinated notes also would cause a default under our senior convertible notes. A default under our senior convertible notes could result in the holders of the senior convertible notes foreclosing upon our Vancocin related assets which secure the senior convertible notes. We cannot be sure that we would be able to repay amounts due in respect of the convertible subordinated notes and the senior convertible notes if payment of our outstanding indebtedness were to be accelerated following the occurrence of an event of default as defined in the respective indentures of the foregoing convertible subordinated notes and senior convertible notes.

We depend on collaborations with third parties, which may reduce our product revenues or restrict our ability to commercialize products, and also ties our success to the success of certain of our collaborators.

We have entered into, and may in the future enter into additional, sales and marketing, distribution, manufacturing, development, licensing and other strategic arrangements with third parties. For example, in November 2004, we announced that we entered into a license agreement with Schering-Plough under which Schering-Plough assumed responsibility for all future development and commercialization of pleconaril. Pursuant to the agreement, Schering-Plough paid us an initial license fee of $10.0 million and purchased our existing inventory of bulk drug substance for an additional $6.0 million. We will also receive up to an additional $65.0 million in milestone payments upon achievement of certain targeted regulatory and commercial events, as well as royalties on Schering-Plough’s sales of intranasal pleconaril in the licensed territories. Sanofi-Aventis also has exclusive rights to market and sell pleconaril in countries other than the United States and Canada for which we will receive a royalty. Schering-Plough will receive a portion of any royalty payments made to us under our license agreement with Sanofi-Aventis for rights to pleconaril.

In August 2003, we entered into a license agreement with GSK under which we acquired worldwide rights, excluding Japan, from GSK to an antiviral compound, maribavir, for the prevention and treatment of CMV infections related to transplant (including solid organ and hematopoietic stem cell / bone marrow transplantation), congenital transmission, and in patients with HIV infection. GSK has the exclusive right to market and sell products covered by these patents and patent applications in Japan.

In December 1999, we entered into an agreement with Wyeth to develop jointly, products for use in treating the effects of HCV virus in humans. Under the agreement, we licensed to Wyeth worldwide rights under patents and know-how owned by us or created under the agreement. While we have the right to co-promote these products in the United States and Canada, Wyeth will promote the products elsewhere in the world. Wyeth also has the right to manufacture any commercial products developed under the agreement.

If Wyeth, Schering-Plough and Sanofi-Aventis do not successfully market and sell products in their territories, we will not receive revenue from royalties on their sales of products.

We are currently engaged in additional discussions relating to other arrangements. We cannot be sure that we will be able to enter into any such arrangements with third parties on terms acceptable to us or at all. Third party arrangements may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, or may have other terms that are burdensome to us, and may involve the acquisition of our equity securities.

Our ultimate success may depend upon the success of our collaborators. We have obtained from Sanofi-Aventis and GSK, and will attempt to obtain in the future, licensed rights to certain proprietary technologies and compounds from other entities, individuals and research institutions, for which we may be obligated to pay license fees, make milestone payments and pay royalties. In addition, we may in the future enter into collaborative arrangements for the marketing, sales and distribution of our product candidates, which may require us to share profits or revenues. We may be unable to enter into additional collaborative licensing or other arrangements that we need to develop and commercialize our drug candidates. Moreover, we may not realize the contemplated benefits from such collaborative licensing or other arrangements. These arrangements may place responsibility on our collaborative partners for preclinical testing, human clinical trials, the preparation and submission of applications for regulatory approval, or for marketing, sales and distribution support for product commercialization. We cannot be certain that any of these parties will fulfill their obligations in a manner consistent with our best interests. These arrangements may also require us to transfer certain material rights or issue our equity securities to corporate partners, licensees or others. Any license or sublicense of our commercial rights may reduce our product revenue. Moreover, we may not derive any revenues or profits from these arrangements. In addition, our current strategic arrangements may not continue and we may be unable to enter into future collaborations. Collaborators may also pursue alternative technologies or drug candidates, either on their own or in collaboration with others, that are in direct competition with us.

If we fail to comply with our obligations in the agreements under which we license development or commercialization rights to products or technology from third parties, we could lose license rights that are important to our business.

Two of our current product candidates are based on intellectual property that we have licensed from Sanofi-Aventis and GSK. Another clinical development program involves a joint development program with Wyeth pursuant to which we licensed to Wyeth worldwide rights within a certain field under patents and know-how owned by us or created under the agreement. We depend, and will continue to depend, on these license agreements. All of our license agreements may be terminated if, among other events, we fail to satisfy our obligations as they relate to the development of the particular product candidate. All of our license agreements (other than the agreements with Lilly regarding Vancocin), may also be terminated if we breach that license agreement and do not cure the breach within specified time periods or in the event of our bankruptcy or liquidation. Our agreement with Lilly permits it to suspend the licenses granted to us by Lilly in the event of uncured defaults by us.

Our license agreement with GSK imposes various obligations on us, including milestone payment requirements and royalties. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we would not be able to market products covered by the license.

Disputes may arise with respect to our licensing agreements regarding manufacturing, development and commercialization of any of the particular product candidates. These disputes could lead to delays in or termination of the development, manufacture and commercialization of our product candidates or to litigation.

If our licensors do not protect our rights under our license agreements with them or do not reasonably consent to our sublicense of rights or if these license agreements are terminated, we may lose revenue and expend significant resources defending our rights.

We have licensed from GSK worldwide rights, excluding Japan, to an antiviral compound, maribavir, for the prevention and treatment of CMV infections related to transplant (including solid organ and hematopoietic stem cell/bone marrow transplantation), congenital transmission, and in patients with HIV infection.

This compound, and a related compound, are subject to patents and patent applications in a variety of countries throughout the world. We have licensed from Sanofi-Aventis the exclusive United States and Canadian rights to certain antiviral agents for use in picornavirus indications, which are the subject of U.S. and Canadian patents and patent applications owned by Sanofi-Aventis, certain of which describe pleconaril and others of which describe compounds that are either related to pleconaril or have antiviral activity. We sublicensed our rights under these patents to Schering-Plough. We depend on GSK and Sanofi-Aventis to prosecute and maintain many of these patents and patent applications and protect such patent rights. Failure by GSK or Sanofi-Aventis to prosecute or maintain such patents or patent applications and protect such patent rights could lead to our loss of revenue. Under certain circumstances, our ability to sublicense our rights under these license agreements is subject to the licensor’s consent. If our license agreements with GSK and Sanofi-Aventis are terminated, our ability to manufacture, develop, market and sell products under those agreements would terminate.

Many potential competitors who have greater resources and experience than we do may develop products and technologies that make ours non-competitive or obsolete.

There are many entities, both public and private, including well-known, large pharmaceutical companies, chemical companies, biotechnology companies and research institutions, engaged in developing pharmaceuticals for applications similar to those targeted by us. For example, there are products already marketed by F. Hoffman La-Roche for CMV and Schering Corporation for HCV. In addition, several other companies, are developing compounds to treat HCV. Pfizer, Inc. may be developing a compound to treat infections caused by rhinoviruses, which are viruses included in the picornavirus family. Metronidazole is a generic product and is regularly prescribed to treat C. difficile-associated disease. Oscient Pharmaceuticals and Optimer Pharmaceuticals are developing antibiotics to treat C. difficile-associated diarrhea and Genezyme Corporation is developing compounds to treat the symptoms of C. difficile-associated diarrhea. Vancocin could also become subject to additional generic competition. Developments by these or other entities may render our products under development non-competitive or obsolete. Furthermore, many of our competitors are more experienced than we are in drug development and commercialization, obtaining regulatory approvals and product manufacturing and marketing. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly and more effectively than we do. Competitors may succeed in developing products that are more effective and less costly than any that we develop and also may prove to be more successful in the manufacturing and marketing of products.

Any product that we successfully develop and for which we gain regulatory approval must then compete for market acceptance and market share. Accordingly, important competitive factors, in addition to completion of clinical testing and the receipt of regulatory approval, will include product efficacy, safety, timing and scope of regulatory approvals, availability of supply, marketing and sales capacity, reimbursement coverage, pricing and patent protection. Our products could also be rendered obsolete or uneconomical by regulatory or competitive changes.

Many other entities seek to establish collaborative arrangements for product research and development, or otherwise acquire products, in competition with us.

We face competition from large and small companies within the pharmaceutical and biotechnology industry as well as public and private research organizations, academic institutions and governmental agencies in acquiring products and establishing collaborative arrangements for product development. Many of the companies and institutions that compete against us have substantially greater capital resources, research and development staffs and facilities than we have, and substantially greater experience in conducting business development activities. These entities represent significant competition to us as we seek to expand further our pipeline through the in-license or acquisition of additional products in clinical development, or that are currently on the market but are under-promoted or not currently promoted. Moreover, while it is not feasible to predict the actual cost of acquiring additional product candidates, that cost could be substantial. We may need additional financing in order to acquire additional new products. Our outstanding indebtedness may make it more difficult for us to raise additional financing.

Core patent protection for Vancocin has expired, which could result in significant competition from generic products resulting in a significant reduction in sales of Vancocin.

The last core patent protecting Vancocin expired in 1996, which could result in significant competition from generic products and, particularly in the United States, can result in a significant reduction in sales of Vancocin. In order to continue to obtain commercial benefits from Vancocin, we will rely on product manufacturing trade secrets, know-how and related non-patent intellectual property. The effect of this patent expiration depends upon:

•	the nature of the market and the position of Vancocin in the market from time to time;

•	the growth of the market;

•	the complexities and economics of manufacture of a competitive product; and

•	the regulatory approval requirements of generic drug laws.

We will rely on our employees and consultants to keep our trade secrets confidential.

We rely on trade secrets, trademarks, and unpatented proprietary know-how and continuing technological innovation in developing and manufacturing our products, including Vancocin. We require each of our employees, consultants and advisors to enter into confidentiality agreements prohibiting them from taking our proprietary information and technology or from using or disclosing proprietary information to third parties except in specified circumstances. The agreements also provide that all inventions conceived by an employee, consultant or advisor, to the extent appropriate for the services provided during the course of the relationship, are our exclusive property, other than inventions unrelated to us and developed entirely on the individual’s own time. Nevertheless, these agreements may not provide meaningful protection of our trade secrets and proprietary know-how if they are used or disclosed. Despite all of the precautions we may take, people who are not parties to confidentiality agreements may obtain access to our trade secrets or know-how. In addition, others may independently develop similar or equivalent trade secrets or know-how.

We depend on patents and proprietary rights for our products which are in clinical development, which may offer only limited protection against potential infringement and if we are unable to protect our patents and proprietary rights, we may lose the right to develop, manufacture, market or sell products and lose sources of revenue.

The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies in clinical development, both in the United States and in other countries. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets, and could result in substantial cost to us and diversion of our efforts. We intend to file applications as appropriate for patents describing the composition of matter of our drug candidates, the proprietary processes for producing such compositions, and the uses of our drug candidates. We own eight issued United States patents, five non-United States patents and have twenty-four pending United States patent applications. We also have filed international, regional and non-United States national patent applications in order to pursue patent protection in major foreign countries.

Many of our scientific and management personnel were previously employed by competing companies. As a result, such companies may allege trade secret violations and similar claims against us.

To facilitate development of our proprietary technology base, we may need to obtain licenses to patents or other proprietary rights from other parties. If we are unable to obtain such licenses, our product development efforts may be delayed. We may collaborate with universities and governmental research organizations which, as a result, may acquire certain rights to any inventions or technical information derived from such collaboration.

We may incur substantial costs in asserting any patent rights and in defending suits against us related to intellectual property rights, even if we are ultimately successful. If we are unsuccessful in defending a claim that we have infringed or misappropriated the intellectual property of a third party, we could be required to pay substantial damages, stop using the disputed technology, develop new non-infringing technologies, or obtain one or more licenses from third parties. If we or our licensors seek to enforce our patents, a court may determine that our patents or our licensors’ patents are invalid or unenforceable, or that the defendant’s activity is not covered by the scope of our patents or our licensors’ patents. The United States Patent and Trademark Office or a private party could institute an interference proceeding relating to our patents or patent applications. An opposition or revocation proceeding could be instituted in the patent offices of foreign jurisdictions. An adverse decision in any such proceeding could result in the loss of our rights to a patent or invention.

Any of our future products may not be accepted by the market, which would harm our business and results of operations.

Even if approved by the FDA and other regulatory authorities, our product candidates may not achieve market acceptance by patients, prescribers or third-party payors. As a result, we may not receive revenues from these products as anticipated. The degree of market acceptance will depend upon a number of factors, including:

•	the receipt and timing of regulatory approvals, and the scope of marketing and promotion activities permitted by such approvals (e.g., the “label” for the product approved by the FDA);

•	the availability of third-party reimbursement including government health administration authorities and private health insurers;

•	the establishment and demonstration in the medical community, such as doctors and hospital administrators, of the clinical safety, efficacy and cost-effectiveness of drug candidates, as well as their advantages over existing treatment alternatives, if any;

•	the effectiveness of the sales and marketing force that may be promoting our products; and

•	the effectiveness of our contract manufacturers.

We rely on a third party to perform the distribution and logistics services for Vancocin.

We rely on a single third party to provide distribution and logistics services including warehousing of finished product, accounts receivable management, billing, collection and recordkeeping. If the third party ceases to be able to provide us with these services, or does not provide these services in a timely or professional manner, we may not be able to successfully integrate Vancocin into our business, which may result in us not achieving the sales of Vancocin that we expect. Additionally, any delay or interruption in the process or in payment could result in a delay delivering product to our customers, which could have a material effect on our business.

The third party service provider stores and distributes our products from a single warehouse located in the central United States. A disaster which occurs at or near this facility could materially and adversely impact our ability to supply Vancocin to our wholesalers which would result in a reduction in revenues from sales of Vancocin.

We have limited sales and marketing infrastructure and if we are unable to develop our own sales and marketing capability we may be unsuccessful in commercializing our products.

Under our agreement with GSK, we have the exclusive right to market and sell maribavir throughout the world, other than Japan. Under our agreement with Wyeth, we have the right to co-promote HCV products arising from our collaboration in the United States and Canada. Schering-Plough is solely responsible for the marketing, promotion and sale of intranasal pleconaril following its approval. We intend to continue to pursue in-licensing or other means of acquiring products in clinical development, or that are currently on the market but are under promoted or not currently promoted.

We currently have a limited marketing staff and no sales staff. As a result of our acquisition of Vancocin, we need to build a commercial capability. Although our anticipated expenditures for Vancocin are expected to be modest, the development of a marketing and sales capability for our product candidates in clinical development could require significant expenditures, management resources and time. We may be unable to build a marketing and sales capability, the cost of establishing such a marketing and sales capability may exceed any product revenues, and our marketing and sales efforts may be unsuccessful. We may not be able to find a suitable sales and marketing partner for our other product candidates. If we are unable to successfully establish a sales and marketing capability in a timely manner or find suitable sales and marketing partners, our business and results of operations will be harmed. Even if we are able to develop a sales force or find a suitable marketing partner, we may not successfully penetrate the markets for any of our proposed products.

We currently depend, and will in the future depend, on third parties to manufacture our products and product candidates. If these manufacturers fail to meet our requirements and the requirements of regulatory authorities, our future revenues may be delayed or reduced.

We do not have the internal capability to manufacture commercial quantities of pharmaceutical products under the FDA’s current Good Manufacturing Practices, or cGMP. In order to continue to develop products, apply for regulatory approvals and commercialize our products, we will need to contract for or otherwise arrange for the necessary manufacturing capabilities.

There are a limited number of manufacturers that operate under the FDA’s cGMP capable of manufacturing our products and product candidates. If we are unable to enter into supply and processing contracts with any of these manufacturers or processors, there may be additional costs and delays in the development and commercialization of our products and product candidates. Even if we are able to enter into supply and processing contracts with any of these manufacturers or processors, but such manufacturers or processors are unable to satisfy our requirements, there may be additional costs and delays in the development or commercialization of our products and product candidates. If we are required to find an additional or alternative source of supply, there may be additional costs and delays in the development or commercialization of our products and product candidates. Additionally, the FDA inspects all commercial manufacturing facilities before approving a new drug application, or NDA, for a drug manufactured at those sites. If any of our manufacturers or processors fails to pass this FDA inspection, the approval and eventual commercialization of our products and product candidates may be delayed.

We will continue to buy Vancocin finished product from Lilly until the earlier of a date following the regulatory qualification of alternative supply sources and a date agreed to with Lilly, at which time Lilly will cease to manufacture and sell finished product and active pharmaceutical ingredients to us. Although Lilly has entered into agreements with third party contract manufacturers, we anticipate that it will take us approximately one year to qualify these alternate sources. There is no guarantee that the contract manufacturers will be qualified in the time periods expected, or at all. Following qualification, we will be dependent upon a sole source supplier of active pharmaceutical ingredients and a sole finished product manufacturer. If our contract manufacturers are not qualified by regulatory authorities before the latest date that Lilly is required to supply us with Vancocin finished product, we will experience supply interruptions that may materially and adversely effect our sales and our business. If our contract manufacturers cannot provide us with our Vancocin requirements in a timely and cost-effective manner, or if the product they supply does not meet commercial requirements for shelf life, our sales of marketed products could be reduced.

Any commercial dispute with any of our suppliers could result in delays in the manufacture of our product, and affect our ability to commercialize our products. We cannot be certain that manufacturing sources will continue to be available or that we can continue to out-source the manufacturing of our products on reasonable or acceptable terms. Any loss of a manufacturer or any difficulties that could arise in the manufacturing process could significantly affect our inventories and supply of products available for sale. If we are unable to supply sufficient amounts of our products on a timely basis, our market share could decrease and, correspondingly, our revenues would decrease.

If our contract manufacturers fail to comply with cGMP regulations, our product commercialization could be delayed or subject to restrictions or we may be unable to meet demand for our products and may lose potential revenue.

All of our contract manufacturers must comply with the applicable FDA cGMP regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. If our contract manufacturers do not comply with the applicable cGMP regulations and other FDA regulatory requirements, the availability of marketed products for sale could be reduced and we could suffer delays in the progress of clinical trials for products under development. We do not have control over our third-party manufacturers’ compliance with these regulations and standards. Moreover, while we may choose to manufacture products in the future, we have no experience in the manufacture of pharmaceutical products for clinical trials or commercial purposes. If we decide to manufacture products, we would be subject to the regulatory requirements described above. In addition, we would require substantial additional capital and would be subject to delays or difficulties encountered in manufacturing pharmaceutical products. No matter who manufactures the product, we will be subject to continuing obligations regarding the submission of safety reports and other post-market information.

If we encounter delays or difficulties with contract manufacturers, packagers or distributors, market introduction and subsequent sales of our products could be delayed. If we change the source or location of supply or modify the manufacturing process, regulatory authorities will require us to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that were conducted. If we are unable to demonstrate this equivalence, we will be unable to manufacture products from the new source or location of supply, or use the modified process, we may incur substantial expenses in order to ensure equivalence, and it may harm our ability to generate revenues.

If our supply of finished products is interrupted, our ability to maintain our inventory levels could suffer and future revenues may be delayed or reduced.

We will try to maintain inventory levels that are no greater than necessary to meet our current projections, plus a reasonable safety stock. Any interruption in the supply of finished products could hinder our ability to timely distribute finished products. If we are unable to obtain adequate product supplies to satisfy our customers’ orders, we may lose those orders and our customers may cancel other orders and stock and sell competing products. This in turn could cause a loss of our market share and negatively affect our revenues.

Supply interruptions may occur and our inventory may not always be adequate. Numerous factors could cause interruptions in the supply of our finished products, including failure to have a third party supply chain validated in a timely manner, shortages in raw material required by our manufacturers, changes in our sources for manufacturing, our failure to timely locate and obtain replacement manufacturers as needed and conditions affecting the cost and availability of raw materials. Lilly experienced a supply interruption during 2002 due to changes in quality standards for Vancocin and its components and there is no assurance that we will not experience similar or dissimilar supply interruptions.

We obtained business interruption insurance which could mitigate some of our loss of income in the event of certain covered interruptions of supply. However, it will probably not completely mitigate the harm to our business from the interruption of the manufacturing of products. The loss of a manufacturer could still have a negative effect on our sales, margins and market share, as well as our overall business and financial results.

If we, or our manufacturers, are unable to obtain raw and intermediate materials needed to manufacture our products in sufficient amounts or on acceptable terms, we will incur significant costs and sales of our products would be delayed or reduced.

We, or our manufacturers with whom we contract, may not be able to maintain adequate relationships with current or future suppliers of raw or intermediate materials for use in manufacturing our products or product candidates. If our current manufacturing sources and suppliers are unable or unwilling to make these materials available to us, or our manufacturers, in required quantities or on acceptable terms, we would likely incur significant costs and delays to qualify alternative manufacturing sources and suppliers. If we are unable to identify and contract with alternative manufacturers when needed, sales of our products would be delayed or reduced and will result in significant additional costs.

Our future product revenues from sales of Vancocin could be reduced by imports from countries where Vancocin is available at lower prices.

Vancocin has been approved for sale outside of the United States, including but not limited to Canada, Brazil and Europe, and Lilly will continue to market Vancocin outside of the United States. There have been cases in which pharmaceutical products were sold at steeply discounted prices in markets outside the United States and then re-imported to the United States where they could be resold at prices higher than the original discounted price, but lower than the prices commercially available in the United States. If this happens with Vancocin our revenues would be adversely affected. Additionally, there are non-U.S., Internet-based companies supplying Vancocin directly to patients at significantly reduced prices.

In recent years, various legislative proposals have been offered in Congress and in some state legislatures that would authorize re-importation of pharmaceutical products into the United States from other countries (including Canada). We cannot predict the outcome of such initiatives, and it is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting us.

Orders for Vancocin may increase or decrease depending on the inventory levels held by our major customers. Significant increases and decreases in orders from our major customers could cause our operating results to vary significantly from quarter to quarter.

Our customers for Vancocin include some of the nation’s leading wholesale pharmaceutical distributors. We monitor wholesaler inventory of our products using a combination of methods, including tracking prescriptions filled at the pharmacy level to determine inventory amounts sold from the wholesalers to their customers. However, our estimates of wholesaler inventories may differ significantly from actual inventory levels. Significant differences between actual and estimated inventory levels may result in excessive inventory production, inadequate supplies of products in distribution channels, insufficient or excess product available at the retail level, and unexpected increases or decreases in orders from our major customers. Forward-buying by wholesalers, for example, may result in significant and unexpected changes in customer orders from quarter to quarter. These changes may cause our revenues to fluctuate significantly from quarter to quarter, and in some cases may cause our operating results for a particular quarter to be below our expectations or projections. If our financial results are below expectations for a particular period, the market price of our securities may drop significantly.

Our successful commercialization of our products will depend, in part, on the availability of third party reimbursement.

Our ability to commercialize our product candidates successfully will depend, in part, on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, such as Medicare and Medicaid in the United States, private health insurers and other organizations. Federal and state regulations govern or influence the reimbursement to health care providers of fees in connection with medical treatment of certain patients. In the United States, there have been, and we expect there will continue to be, a number of state and federal proposals that could limit the amount that state or federal governments will pay to reimburse the cost of drugs. Continued significant changes in the health care system could have a material adverse effect on our business. Decisions by state regulatory agencies, including state pharmacy boards, and/or retail pharmacies may require substitution of generic for branded products, may prefer competitors’ products over our own, and may impair our pricing and thereby constrain our market share and growth. In addition, we believe the increasing emphasis on managed care in the United States could put pressure on the price and usage of our product candidates, which may in turn adversely impact future product sales.

Significant uncertainty exists as to the reimbursement status of newly approved health care products, particularly for indications for which there is no current effective treatment or for which medical care typically is not sought. Adequate third-party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. If adequate coverage and reimbursement levels are not provided by government and third-party payors for use of our products, our products may fail to achieve market acceptance and we could lose anticipated revenues and experience delayed achievement of profitability and be unable to service our debt requirements.

In recent years, various legislative proposals have been offered in Congress and in some state legislatures that include major changes in the health care system. These proposals have included price or patient reimbursement constraints on medicines and restrictions on access to certain products. We cannot predict the outcome of such initiatives, and it is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting us.

Historically, Vancocin has been subject to limitations on the amount of payment and reimbursement available from third party payors.

Historically, only a portion of the cost of Vancocin prescriptions is paid for or reimbursed by managed care organizations, government and other third-party payors. This reimbursement policy makes Vancocin less attractive, from a net-cost perspective, to patients, suppliers and prescribing physicians. For example, metronidazole is significantly less expensive than Vancocin. If adequate reimbursement levels are not provided for Vancocin, or if those policies increasingly favor other products, our market share and gross margins could be negatively affected, as could our overall business and financial condition.

The regulatory process is expensive, time consuming and uncertain and may prevent us from obtaining required approvals for the commercialization of our product candidates.

We have product candidates for the treatment of CMV and HCV in clinical development. Schering-Plough is conducting the clinical development of pleconaril. We must complete significant laboratory, and clinical testing on these product candidates before we submit marketing applications in the United States and abroad.

The rate of completion of clinical trials depends upon many factors, including the rate of enrollment of patients. For example, our ability to enroll patients in certain clinical trials for maribavir depends on our ability to identify a sufficient number of patients who have undergone allogeneic hematopoietic stem cell/bone marrow transplantation. If we are unable to accrue sufficient clinical patients during the appropriate period, we may need to delay our clinical trials and incur significant additional costs. In addition, the FDA or Institutional Review Boards may require us to delay, restrict, or discontinue our clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Moreover, we may be unable to submit a NDA to the FDA for our product candidates within the timeframe we currently expect. Once a NDA is submitted, a NDA must be approved by the FDA before we can commercialize the product described in the application. The cost of human clinical trials varies dramatically based on a number of factors, including:

•	the order and timing of clinical indications pursued;

•	the extent of development and financial support from corporate collaborators;

•	the number of patients required for enrollment;

•	the difficulty of obtaining clinical supplies of the product candidate; and

•	the difficulty in obtaining sufficient patient populations and clinicians.

All statutes and regulations governing the conduct of clinical trials are subject to change in the future, which could affect the cost of our clinical trials. Any unanticipated costs or delays in our clinical studies could delay the commercialization of the product and harm our ability to achieve profitability.

Even if we obtain positive preclinical or clinical trial results in initial studies, future clinical trial results may not be similarly positive. As a result, ongoing and contemplated clinical testing, if permitted by governmental authorities, may not demonstrate that a product candidate is safe and effective in the patient population and for the disease indications for which we believe it will be commercially advantageous to market the product. The failure of our clinical trials to demonstrate the safety and efficacy of our desired indications could delay the commercialization of the product and harm our ability to raise capital and achieve profitability and to service our debt requirements.

If we fail to comply with regulatory requirements, or if we experience unanticipated problems with our approved products, our products could be subject to restrictions or withdrawal from the market.

Vancocin and any other product for which we obtain marketing approval from the FDA, along with the manufacturing processes, post-approval clinical data collection and promotional activities for such product, will be subject to continual review and periodic inspection by the FDA and other regulatory bodies. After approval of a product, we will have, and with Vancocin, we currently have, significant ongoing regulatory compliance obligations. Later discovery of previously unknown problems with our products or manufacturing processes, or failure to comply with regulatory requirements, may result in penalties or other actions, including:

•	warning letters;

•	fines;

•	product recalls;

•	withdrawal of regulatory approval;

•	operating restrictions, including restrictions on such products or manufacturing processes;

•	disgorgement of profits;

•	injunctions; and

•	criminal prosecution.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our ability to compete.

We are highly dependent upon qualified scientific, technical and managerial personnel, including our President and CEO, Michel de Rosen, our Vice President and Chief Financial Officer, Vincent J. Milano, our Vice President and Chief Scientific Officer, Colin Broom and our Vice President Commercial Operations, Joshua Tarnoff. We are currently seeking to fill certain key positions, including persons to lead our supply chain logistics and regulatory compliance efforts. Our anticipated growth and expansion into new areas and activities will require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. Furthermore, we have not entered into non-competition agreements with our key employees. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner, would harm our development programs, and our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees and generate revenues. We do not maintain key man life insurance on any of our employees.

Our restructuring plan may not achieve the intended benefits.

We restructured in January 2004 as part of our effort to redefine our strategic direction to focus on development of later stage opportunities, to build specific franchises relating to our current development programs and to expand our product portfolio through the acquisition of complementary clinical development stage or commercial product opportunities as a means to accelerate our path toward becoming a profitable pharmaceutical company. Our restructuring efforts have placed and may continue to place a significant strain on our managerial, operational, financial and other resources. Additionally, the restructuring may negatively affect our employee turnover, recruitment and retention of employees.

We may not be successful in implementing our strategic direction. There are a variety of risks and uncertainties that we face in executing this strategy.

We may need additional financing in order to acquire additional new products or product candidates. We are currently exploring alternatives to either reduce the outstanding principal amount or to restructure our convertible subordinated notes. Even if we are successful in such efforts, our outstanding indebtedness may make it more difficult for us to raise additional financing. We may not have sufficient resources to execute our plans, and our actual expenses over the periods described in this report may vary depending on a variety of factors, including:

•	the level of revenue from sales of Vancocin actually received by us;

•	our actual operating costs related to Vancocin;

•	the cost of acquiring additional new product opportunities as a result of our business development efforts;

•	the actual cost of conducting clinical trials;

•	the outcome of clinical trials in our CMV and HCV programs;

•	whether we receive any of the milestone payments and royalties contemplated by our license agreement with Schering-Plough relating to the development and commercialization of intranasal pleconaril;

•	our resulting right to receive or obligation to pay milestone payments under agreements relating to our CMV, HCV and common cold programs;

•	our ability to terminate our lease for our unused office and lab space; and

•	whether we are able to maintain our listing on The NASDAQ Stock Market.

In addition to the points noted above, our ability to achieve and sustain profitability is dependent on developing and obtaining regulatory approvals for our product candidates, successfully commercializing such product candidates (which may include entering into collaborative agreements for product development and commercialization), acquiring additional products through our business development efforts, and securing contract manufacturing services and distribution and logistics services. We will need to raise substantial additional funds to continue our business activities and fund our debt service obligations beyond 2006.

We may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgments or settlements against us.

The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against us. In addition, third party collaborators and licensees may not protect us from product liability claims.

We currently maintain product liability insurance in connection with our clinical development programs and marketing of Vancocin. We may not be able to obtain or maintain adequate protection against potential liabilities arising from clinical development or product sales. If we are unable to obtain sufficient levels of insurance at acceptable cost or otherwise protect against potential product liability claims, we will be exposed to product liability claims. A successful product liability claim in excess of our insurance coverage could harm our financial condition, results of operations and prevent or interfere with our product commercialization efforts. In addition, any successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms. Even if a claim is not successful, defending such a claim may be time-consuming and expensive.

The rights that have been and may in the future be granted to holders of our common or preferred stock may adversely affect the rights of other stockholders and may discourage a takeover.

Our board of directors has the authority to issue up to 4,800,000 additional shares of preferred stock and to determine the price, privileges and other terms of such shares. Our board of directors may exercise this authority without the approval of, or notice to, our stockholders. Accordingly, the rights of the holders of our common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. In addition, the issuance of preferred stock may make it more difficult for a third party to acquire a majority of our outstanding voting stock in order to effect a change in control or replace our current management. We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. The application of Section 203 could also delay or prevent a third party or a significant stockholder of ours from acquiring control of us or replacing our current management. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Under Delaware law, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock.

In September 1998, our board of directors adopted a plan that grants each holder of our common stock the right to purchase shares of our series A junior participating preferred stock. This plan is designed to help insure that all our stockholders receive fair value for their shares of common stock in the event of a proposed takeover of us, and to guard against the use of partial tender offers or other coercive tactics to gain control of us without offering fair value to the holders of our common stock. In addition, our charter and bylaws contain certain provisions that could discourage a hostile takeover, such as a staggered board of directors and significant notice provisions for nominations of directors and proposals. The plan and our charter and bylaws may make it more difficult for a third party to acquire a majority of our outstanding voting stock in order to effect a change in control or replace our current management.

Our stock price could continue to be volatile.

Our stock price, like the market price of the stock of other pharmaceutical companies, has been volatile. For example, during the last twelve months, the market price for our common stock traded between $1.40 and $3.52 per share. The following factors, among others, could have a significant impact on the market for our common stock:

•	period to period fluctuations in sales of Vancocin;

•	results of clinical trials with respect to our product candidates in development or those of our competitors;

•	developments with our collaborators;

•	the existence of the senior convertible notes may encourage short selling by market participants because the conversion of the senior convertible notes could depress the price of our common stock;

•	announcements of technological innovations or new products by our competitors;

•	litigation or public concern relating to our products or our competitors’ products;

•	developments in patent or other proprietary rights of ours or our competitors (including related litigation);

•	any other future announcements concerning us or our competitors;

•	any announcement regarding our acquisition of product candidates or entities;

•	future announcements concerning our industry;

•	governmental regulation;

•	actions or decisions by the SEC, the FDA or other regulatory agencies;

•	changes or announcements of changes in reimbursement policies;

•	period to period fluctuations in our operating results;

•	our cash balances;

•	changes in our capital structure;

•	changes in estimates on our performance by securities analysts;

•	market conditions applicable to our business sector; and

•	general market conditions.

Future sales of our common stock in the public market or the conversion of the senior convertible notes into shares of our common stock could adversely affect our stock price.

We cannot predict the effect, if any, that future sales of our common stock or the availability for future sale of shares of our common stock or securities convertible into or exercisable for our common stock will have on the market price of our common stock prevailing from time to time. For example, in connection with the purchase of shares of our common stock by Aventis Pharmaceuticals Inc., we filed a registration statement on Form S-3 with the SEC to register 3.0 million shares of our common stock which may be resold by Aventis from time to time.

As of April 6, 2005 we had outstanding options to purchase 3,082,202 shares of our common stock at a weighted average exercise price of $7.48 per share (1,561,672 of which have not yet vested) issued to employees, directors and consultants pursuant to our 1995 Stock Option and Restricted Share Plan, and outstanding options to purchase 150,250 shares of our common stock at a weighted average exercise price of $1.27 per share (48,248 of which have not yet vested) to non-executive employees pursuant to our 2001 Stock Option Plan. In order to attract and retain key personnel, we may issue additional securities, including stock options, restricted stock grants and shares of common stock, in connection with our employee benefit plans, or may lower the price of existing stock options. Sale, or the availability for sale, of substantial amounts of common stock by our existing stockholders pursuant to an effective registration statement or under Rule 144, through the exercise of registration rights or the issuance of shares of common stock upon the exercise of stock options or warrants, or the perception that such sales or issuances could occur, could adversely affect the prevailing market prices for our common stock.

The terms of our $71.75 million in aggregate principal amount senior convertible notes outstanding as of April 6, 2005 will permit the holders thereof to voluntarily convert their senior convertible notes at any time into shares of common stock at $2.50 per share, subject to adjustment which could result in the issuance of up to 28.7 million shares of common stock. We will also have the option of auto-converting, on a quarterly basis, up to 25% of the total principal amount of any senior convertible notes issued, subject to certain conditions. As a result of these shares of our common stock being issued upon voluntary or auto-conversion of the senior convertible notes our stockholders may experience substantial dilution of their ownership interest, which could adversely affect our stock price. As of April 6, 2005, $3.25 million in principal aggregate amount of our senior convertible notes have been converted to 1,300,000 shares of common stock. In addition, the existence of the senior convertible notes may encourage short selling by market participants because the conversion of the senior convertible notes could depress the price of our common stock.

If we are unable to comply with NASDAQ’s continued listing requirements, our common stock could be delisted from The NASDAQ National Market.

Our common stock trades on The NASDAQ National Market, which has certain compliance requirements for continued listing of common stock, including a series of financial tests relating to shareholder equity, public float, number of market makers and shareholders, and maintaining a minimum bid price per share for our common stock. The result of delisting from The NASDAQ National Market could be a reduction in the liquidity of any investment in our common stock and a material adverse effect on the price of our common stock. Delisting could reduce the ability of holders of our common stock to purchase or sell shares as quickly and as inexpensively as they could have done in the past. This lack of liquidity would make it more difficult for us to raise capital in the future.

As of March 31, 2005, our stockholders’ equity was below $10.0 million. If our stockholders’ equity remains below $10.0 million, then to maintain our NASDAQ National Market listing we will be required to maintain a minimum bid price of $1.00 per share and a $50.0 million market value of our listed securities. In the second quarter of 2004 we were not in compliance with the NASDAQ continued listing requirements, however, in August 2004, we received a notice from NASDAQ that at such time we met all of the criteria for continued listing on the NASDAQ National Market.

If our stock is delisted from The NASDAQ National Market, then our stock could become subject to penny stock rules, which may make it more difficult for you to sell your shares.

The SEC has adopted regulations which define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions described below. For any transaction involving a penny stock, unless exempt, these rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule relating to the penny stock market. Disclosure is also required to be made about current quotations for the securities and about commissions payable to both the broker-dealer and the registered representative. Finally, broker-dealers must send monthly statements to purchasers of penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The foregoing penny stock restrictions will not apply to our shares of common stock if: (1) they continue to be listed on The NASDAQ National Market; (2) certain price and simple average of the daily volume information is publicly available about our shares on a current and continuing basis; and (3) we meet certain minimum net tangible assets or average revenue criteria. Our common stock may not continue to qualify for an exemption from the penny stock restrictions. If our shares of common stock were subject to the rules on penny stocks, the liquidity of our common stock would be severely harmed.

We previously used hazardous materials in our business and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Prior to our restructuring in January 2004, we used radioactive and other materials that could be hazardous to human health, safety or the environment. In connection with our restructuring in January 2004, we decommissioned our discovery laboratories, which required the disposal of many of these materials. We are subject to stringent federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. We stored these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. Although we believe that our safety procedures for handling and disposing of such materials comply with federal, state and local laws, rules, regulations and policies, the risk of accidental injury or contamination from these materials cannot be entirely eliminated. We may be required to incur significant costs to comply with environmental laws, rules, regulations and policies. Additionally, if an accident occurs, we could be held liable for any resulting damages, and any such liability could exceed our resources. We do not maintain a separate insurance policy for these types of risks and we do not have reserves set aside for environmental claims. Any future environmental claims could harm our financial conditions, results of operations, liquidity and prevent or interfere with our product commercialization efforts. In addition, compliance with future environmental laws, rules, regulations and policies could lead to additional costs and expenses.

Risks Related to this Offering

If you hold senior convertible notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold senior convertible notes, you will not be entitled to any rights with respect to our common stock (including voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your senior convertible notes or certain make-whole interest payments and, in limited cases, under the conversion rate or make-whole interest payment adjustments applicable to the senior convertible notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

An active trading market may not develop for the senior convertible notes.

The senior convertible notes are currently designated for trading on the Private Offerings, Resales and Trading through Automated Linkages, or The PORTAL, market. Any senior convertible notes that are sold by means of this prospectus will no longer be eligible for trading in The PORTAL Market. We do not intend to list the senior convertible notes on any securities exchange or include them in any other automated quotation system. As a result, we cannot assure you that any market for the senior convertible notes will develop or, if one does develop, that it will be maintained. If an active market for the senior convertible notes fails to develop or be sustained, the trading price of the senior convertible notes could be materially adversely affected or you may not be able to sell your senior convertible notes quickly.

We may not have sufficient funds to purchase the senior convertible notes upon a repurchase event.

We may not have the funds necessary to purchase the senior convertible notes at the option of the holders upon specified repurchase events, including a change in control or a delisting. If a repurchase event were to occur, we may not have sufficient funds to pay the purchase price for all tendered senior convertible notes, or restrictions in our outstanding debt may not allow those purchases. We are only obligated to offer to repurchase the senior convertible notes upon repurchase events specified in the indenture governing the terms of the senior convertible notes.

We may not be able to deduct interest payments on account of the senior convertible notes.

We may be unable to deduct the interest and original issue discount, if any, paid or accrued with respect to the senior convertible notes. However, in light of our current operating losses and our net operating loss carryovers, we are unlikely to be able to make use of current interest and original issue discount deductions in the near future. Investors considering acquiring the senior convertible notes should not assume that such interest and original issue discount deductions are available to us.

You may experience significant tax consequences.

We intend to take the position that the issuance of the senior notes together with warrants did not create “original issue discount” either because the warrants had de minimis value or because the warrants were not exercisable unless stockholder approval for the issuance of the senior convertible notes was not obtained, and it was significantly more likely than not that such approval would be obtained. Accordingly, we intend to take the position that the senior convertible notes were not issued with “original issue discount” for U.S. federal income tax purposes. If the IRS successfully asserts a contrary position, then the senior convertible notes would be subject to the original issue discount rules, and U.S. holders would be required to include additional accruals of original issue discount in income. U.S. holders should consult their tax advisors regarding the tax consequences of the senior convertible notes being treated as issued with original issue discount.

RATIO OF EARNINGS TO FIXED CHARGES

Earnings were insufficient to cover fixed charges by approximately the following amounts for the periods ended as set forth below:

	Year Ended December 31, (in thousands)
	2004	2003	2002	2001	2000
Deficiency of earnings to cover fixed charges	$19,533	$36,942	$26,623	$78,481	$41,817

“Fixed charges” consists of:

•	interest expense plus the portion of rent expense under operating leases deemed by us to be representative of the interest factor; and

•	amortization of debt issuance costs.

We would have had to generate additional earnings of approximately $19.5 million and $36.9 million for the years ended December 31, 2004 and December 31, 2003 to achieve an earnings to fixed charges ratio of 1:1.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling securityholders of the senior convertible notes and/or shares of our common stock. The selling securityholders will receive all of the net proceeds from the sale of the senior convertible notes and/or shares of our common stock.

The selling securityholders will not cover any of the expenses that are incurred by us in connection with the registration of the senior convertible notes and common stock registered by this prospectus, but they will pay any commissions, discounts and other compensation to any broker-dealers through whom they sell any of the senior convertible notes and common stock registered by this prospectus.

DESCRIPTION OF SENIOR CONVERTIBLE NOTES

The senior convertible notes were issued under an indenture dated as of October 18, 2004, between us and U.S. Bank National Association, as trustee. The senior convertible notes are covered by a registration rights agreement. Copies of the indenture and registration rights agreement were filed with the Securities and Exchange Commission as exhibits to our current report on Form 8-K filed October 19, 2004, which are incorporated into this registration statement and prospectus by reference.

The following description is a summary of the material provisions of the senior convertible notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of senior convertible note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

General

In October 2004, we issued $62,500,000 aggregate principal amount of our 10% Senior Secured Bridge Notes due 2005 (senior notes) and warrants to purchase up to 80 shares of common stock for each $1,000 in principal amount of senior notes at an initial exercise price of $0.01 per share. On January 19, 2005, all of the outstanding senior notes and related warrants were automatically exchanged for $62,500,000 in senior convertible notes. As of April 6, 2005, $2,650,000 aggregate principal amount of the senior convertible notes were voluntarily converted into 1,300,000 shares of our common stock. The initial purchasers of the senior convertible notes (or their permitted assignees) exercised an option to purchase $12.5 million aggregate principal amount of additional senior convertible notes. These additional senior convertible notes were issued in April 2005. The senior convertible notes are secured by a perfected first priority lien on our vancomycin related assets. The senior convertible notes rank senior in right of payment to certain current and future indebtedness as described under “—Ranking.” The senior convertible notes are convertible into common stock as described under “—Conversion of Senior Convertible Notes.” The senior convertible notes will mature on October 18, 2009 unless earlier converted, redeemed at our option or redeemed at the holder’s option upon a fundamental change.

We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt (including senior indebtedness), or issuing or repurchasing our securities. However, we are, subject to certain exceptions, restricted from certain issuances of our common stock or securities convertible into our common stock as described below under “—Stock Issuance Restrictions.”

Holders of the senior convertible notes are not afforded protection in the event of a highly leveraged transaction or a change in control of ViroPharma under the indenture except to the extent described below under “—Repurchase at Option of the Holder.”

The senior convertible notes bear interest at the annual rate of 6% from January 19, 2005. We will pay interest in arrears on April 15 and October 15 of each year, beginning April 15, 2005 to record holders at the close of business on the preceding April 1 and October 1, as the case may be, except:

•	that interest payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as applicable, is an interest payment date; and

•	as set forth in the next paragraph, in the event of any whole or partial conversion of any senior convertible note.

In the event all or any portion of any senior convertible note is converted into our common stock during the period after any record date for any interest payment but prior to the next interest payment date:

•	if all or any portion of the senior convertible note has been called for redemption on a redemption date that occurs during this period, we will not be required to pay interest on the interest payment date unless the redemption date is on an April 15 or October 15, in which case the semi-annual payment of interest payable on such date is payable to the record holder at the close of business on the preceding April 1 and October 1, as the case may be;

•	if the senior convertible note is to be repurchased or a repurchase date occurs during this period, we will not be required to pay interest on the interest payment date unless the redemption date is on an April 15 or October 15, in which case the semi-annual payment of interest payable on such date is payable to the record holder at the close of business on the preceding April 1 and October 1, as the case may be; or

•

if any senior convertible notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the senior convertible notes so converted must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount unless a default exists at the time of conversion. See “—Conversion of Senior Convertible Notes.”

If our common stock ceases, at any time before June 30, 2005 to be listed or approved for quotation on a United States national securities exchange, The NASDAQ National Market or The NASDAQ SmallCap Market, then interest will accrue on the senior convertible notes at the annual rate of 10% until the earlier of:

•	the date our common stock becomes so listed or approved for quotation; or

•	June 30, 2005.

We will maintain an office in New York, New York for the payment of interest, which shall initially be an office or agency of the trustee. We are required to deliver to the trustee annually a statement regarding compliance with the senior convertible notes indenture. We are also required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

We will pay interest by wire transfer of immediately available funds to an account maintained by each holder of the senior convertible notes in the United States, unless otherwise agreed in writing to an alternative payment mechanism by such holder. However, payments to DTC will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

We may amend the indenture governing the convertible subordinated notes only with the consent of not less than a majority in aggregate principal amount of senior convertible notes outstanding at the time of any such amendment.

Conversion of Senior Convertible Notes

Holders may convert their senior convertible notes, in whole or in part, into common stock through the final maturity date of the senior convertible notes, subject to prior redemption, repurchase or auto-conversion of the senior convertible notes. If we call senior convertible notes for redemption, holders may convert the senior convertible notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. Holders who have submitted their senior convertible notes for redemption may convert those senior convertible notes only if such holders withdraw their redemption election. Holders may convert their senior convertible notes in part so long as such part is $1,000 in principal amount or an integral multiple of $1,000. If any senior convertible notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the senior convertible notes so converted must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount unless a default exists at the time of conversion.

The initial conversion rate for the senior convertible notes is one share of common stock for each $2.50 in principal amount of senior convertible notes (conversion rate) subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of senior convertible notes. Instead, we will pay cash for such fractional shares based upon the market price of the common stock on the business day prior to the conversion date. Except as described below, holders will not receive any accrued interest or dividends upon conversion.

An aggregate of $2,650,000 principal amount of the senior convertible notes has been voluntarily converted into 1,300,000 shares of common stock as of April 6, 2005. Following these conversions $71.75 million principal amount of the senior convertible notes remained outstanding.

To convert senior convertible notes into common stock holders must:

•	complete and manually sign the conversion notice on the back of the senior convertible note or a facsimile of the conversion notice and deliver such notice to the conversion agent;

•	surrender the senior convertible note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date on which a holder complies with all of these requirements is the conversion date under the indenture.

In the case of a global security, DTC will effect the conversion upon notice from the holder of a beneficial interest in the global security in accordance with DTC’s rules and procedures.

Conversion Consideration Adjustment. We will adjust the conversion rate if the following events occur:

(1) we issue common stock as a dividend or distribution on our common stock;

(2) we issue to all holders of common stock certain rights or warrants to purchase our common stock;

(3) we subdivide or combine our common stock;

(4) we distribute to all common stock holders capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants listed in (2) above,

•	dividends or distributions listed in (1) above, and

•	cash distributions listed in (5) below;

(5) we distribute cash to all holders of our common stock, excluding any cash that is distributed upon (a) any dividend or distribution in connection with our liquidation, dissolution or winding up, (b) certain reclassifications, changes, consolidations, mergers, combinations, sales or conveyances, or (c) as part of any dividend or distributions listed in (4) above;

(6) we make a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(7) someone other than us makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding, and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

Under our rights plan, upon conversion of the senior convertible notes into common stock, to the extent that the rights plan is still in effect upon conversion, holders will receive, in addition to the common stock, the rights under the rights plan, subject to the limitations set forth in the rights plan.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of all or substantially all of our property and assets,

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of senior convertible notes will generally be entitled thereafter to convert their senior convertible notes into the same type of consideration they would have been entitled to receive had the senior convertible notes been converted into common stock immediately prior to one of these types of events.

Holders of the senior convertible notes may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Certain Federal Income Tax Considerations.”

We may from time to time reduce the conversion rate for a period of at least 20 days if our board of directors has made a determination that this reduction would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days’ notice of any reduction in the conversion rate. In addition, we may reduce the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Certain Federal Income Tax Considerations.”

We will not be required to make an adjustment in the conversion rate or any calculation of a simple average at daily volume-weighted average prices of a share of common stock, unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than one percent of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Voluntary Conversion. The senior convertible notes are convertible at the option of the holder at any time prior to maturity at an initial conversion rate of one share for each $2.50 in principal amount of the senior convertible notes, subject to adjustment upon certain events. The $2.50 conversion rate represented a premium of approximately 30% over the closing price of our common stock on the date that we and the investors agreed on the pricing of the senior convertible notes.

Auto-Conversion. Subject to certain conditions, we may at any time before maturity, elect an auto-conversion in any calendar quarter up to 25% of the aggregate principal amount of the senior convertible notes issued into shares of our common stock if the daily volume weighted average price of our common period exceeds

150% of the conversion rate then in effect (initially, $3.75, subject to adjustment upon certain events) for at least 20 trading days during any 30 trading day period, ending within 5 days of the notice of automatic conversion. If we elect an auto-conversion, we will deliver a notice of auto-conversion to the holders of not more than 30, but not less than 5 days prior to the auto-conversion date. A copy of that notice will be promptly filed with the SEC as an exhibit to a current report on Form 8-K. Any auto-conversion of less than all the senior convertible notes will be made on any pro rata basis with reference to the aggregate principal amount held by all holders of the senior convertible notes of the auto-conversion date, rounded up to the amount of $1,000 in principal amount on a holder-by-holder basis.

Until October 18, 2006, we may only effect an auto-conversion if either (1) a registration statement for the resale of the senior convertible notes and the common stock into which the senior convertible notes are converted has been declared effective prior to such notice of auto-conversion and remains effective on such auto-conversion date or (2) the shares issuable upon such auto-conversion may be freely transferable pursuant to Rule 144 under the Securities Act of 1933, as amended (Securities Act).

The daily volume weighted average prices of our common stock shall be calculated with reference to the normal trading hours of the applicable trading day on The NASDAQ National Market, The NASDAQ SmallCap Market or the principal national or regional securities exchange or over-the-counter market on which our common stock is then traded, as reported by Bloomberg L.P. or such other similarly nationally recognized information source satisfactory to the trustee under the indenture governing the senior convertible notes. There is no minimum or maximum volume requirement with respect to the calculation of the daily volume weighted average price.

Additional Payment Upon Conversion During the First Three Years. If any holder voluntarily converts any senior convertible notes or if we effect an auto-conversion of any senior convertible notes prior to October 18, 2007, then we will make an additional payment on the principal amount converted equal to three full years of interest, less any interest actually paid or provided for prior to the conversion date. In the case of a voluntary conversion by a holder, we must make the additional payment in cash. If we effect an auto-conversion, we may pay this additional payment in cash or, at our option and if certain conditions are satisfied, in our common stock. If we elect to pay the additional payment in our common stock, then the stock will be valued at 90% of the simple average of the daily volume weighted average prices of our common stock for the 10 trading days ending on and including the second trading day immediately preceding the auto-conversion date. The value of any shares issued in connection with this additional payment may be less than the market price of our common stock on the date we issued the senior convertible notes. The calculation of the simple average of the daily volume weighted average price is subject to appropriate adjustment as described under “—Conversion Consideration Adjustment” above.

Optional Redemption by ViroPharma

We may not redeem the senior convertible notes before October 18, 2007. At any time on and after October 18, 2007 we may redeem the senior convertible notes, in whole or in part, at 100% of the principal amount of the senior convertible notes to be redeemed, plus accrued but unpaid interest. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 30 but not less than 90 days prior to the redemption date.

If less than all of the outstanding senior convertible notes are to be redeemed, the trustee shall select the senior convertible notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder’s senior convertible notes is selected for partial redemption and such holder converts a portion of its senior convertible notes, the converted portion shall be deemed to be of the portion selected for redemption.

We may not redeem the senior convertible notes if we have failed to pay any interest or premium on the senior convertible notes and such failure to pay is continuing. We will issue a press release if we redeem the senior convertible notes.

The senior convertible notes are not entitled to any sinking fund.

Repurchase at Option of the Holder

Upon a fundamental change, as defined below, each holder of senior convertible notes may require us to repurchase all or part of such holder’s senior convertible notes in cash according to the following redemption schedule:

Prior to October 18, 2005: 115% of par value

October 18, 2005 to October 17, 2006: 110% of par value

October 18, 2006 to October 17, 2007: 105% of par value

From and after October 18, 2007: 100% of par value

A “fundamental change” is

•	the occurrence of any transaction or event in connection with which all or substantially all of our common stock will be exchanged for, converted into, acquired for or constitute solely the right to receive, consideration, which consideration is not all or substantially all common stock listed on, or that will be listed on or immediately after the transaction or event on a United States national securities exchange or approved for quotation on The NASDAQ National Market, The NASDAQ SmallCap Market or any similar United States system of automated dissemination of quotations of securities prices; or

•	at any time after June 30, 2005, our common stock not being listed for more than 60 continuous calendar days on a United States national securities exchange or approved for quotation on The NASDAQ National Market, The NASDAQ SmallCap Market or any similar United States system of automated dissemination of quotations of securities prices.

To exercise a repurchase right, a holder must deliver to the office or agency we maintain for that purpose or, at the option of such holder, the trustee, such senior convertible note with the form entitled “Option to Elect Repayment Upon A Fundamental Change” on the reverse side of the senior convertible note duly completed, together with such senior convertible notes duly endorsed for transfer or, in the case of a global senior convertible note, a written notice in substantially the form of such “Option to Elect Repayment upon a Fundamental Change” delivered electronically or by other means in accordance with the depository’s customary procedures, on or before the fundamental change expiration time.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

These fundamental change purchase rights could discourage a potential acquiror of ViroPharma. However, this fundamental change purchase feature is not the result of management’s knowledge of any specific effort to obtain control of ViroPharma by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, this fundamental change repurchase feature is a standard term contained in securities similar to the senior convertible notes. The term “fundamental change” is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to repurchase the senior convertible notes upon the occurrence of a fundamental change would not necessarily afford holders of the senior convertible notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving ViroPharma.

We may be unable to repurchase the senior convertible notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the purchase price for all tendered senior convertible notes. In addition, in certain situations, a fundamental change could result in an event of default under our current forms of indebtedness. Any future credit agreements or other agreements relating to our indebtedness may contain similar provisions, or expressly prohibit the repurchase of the senior convertible notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming senior convertible notes, we could seek the consent of our lenders to redeem the senior convertible notes or could attempt to refinance this debt. If we were not able to obtain such a consent, we could not purchase or redeem the senior convertible notes. Our failure to repurchase tendered senior convertible notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Ranking

The senior convertible notes are secured obligations and rank senior in right of payment to our existing and future subordinated indebtedness, including our outstanding indebtedness under our convertible subordinated notes. The senior convertible notes rank equal in right of payment to any existing and future unsubordinated debt. We are not prohibited from incurring additional indebtedness under the terms of the senior convertible notes.

Security

The senior convertible notes are secured by a perfected, first-priority lien on our vancomycin related assets which are primarily related to the manufacture, production, preparation, packaging or shipment of Vancomycin products and all proceeds of such assets, including accounts receivable generated from the sale of such Vancomycin products pursuant to a Security Agreement, dated November 9, 2004 (security agreement).

Incurrence of Additional Debt; Compensation and Indemnification of Trustee

We are not prohibited from incurring debt, including other indebtedness ranking on parity with the senior convertible notes, under the indenture. We may from time to time incur additional debt, including other indebtedness ranking on parity with the senior convertible notes. The indenture will not limit:

•	the amount of additional indebtedness which we can create, incur, assume or guarantee; or

•	the amount of indebtedness or other liabilities any future subsidiary can create, incur, assume or guarantee.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the senior convertible notes. The trustee’s claims for these payments will generally be senior to those of senior convertible note holders in respect of all funds collected or held by the trustee.

Stock Issuance Restrictions

We are, subject to certain exceptions, restricted from issuing shares of common stock or securities convertible into common stock, whether as an original issuance or by an amendment to an existing security, at a per share price which is less than 110% of the conversion rate of the senior convertible notes then in effect (initially $2.75, subject to adjustment upon certain events). We are, however, permitted to issue up to a maximum of the sum of (1) 10 million shares of our common stock or securities convertible into our common stock, plus (2) any shares issued as a result of the conversion of the senior convertible notes, at a per share price which is in excess of $2.75. These restrictions continue until the first of the following occurs:

•	the close of business on the first date during which any conversion of any senior convertible note results in at least two-thirds of the aggregate principal amount of senior convertible notes issued under the indenture to have been converted into common stock;

•	45 days after the close of business on the 20th trading day during which the daily volume weighted average price of the common stock has exceeded 150% of the conversion rate then in effect during any 30 trading day period if the senior convertible notes registration statement has been effective for each of the 20 trading days; and

•	180 days after the senior convertible notes registration statement becomes effective.

Certain “Excluded Shares” are not governed by these restrictions. These “Excluded Shares” include, without limitation, the senior convertible notes, shares of common stock which may become issuable to Wyeth, common stock and options and other rights to purchase or acquire common stock granted to our directors, officers, employees, consultants or independent contractors pursuant to currently existing stock option and restricted stock plans, and shares of common stock issued upon conversion of the convertible subordinated notes.

Events of Default; Notice and Waiver; No Suspension of Licenses

The following will be events of default under the indenture:

•	failure to pay any installment of interest or applicable registration delay payments and such failure continues for five days, or failure to pay principal of or premium upon the senior convertible notes as and when the same shall become due and payable;

•	breaches of covenants in the senior convertible notes, the senior convertible notes indenture and certain related agreements and we fail to cure such breach for a period of 15 days or 30 days, depending upon the particular covenant or agreement that was breached;

•	failure to pay any installment of interest, principal of or premium upon, and other defaults under the convertible subordinated notes and the convertible subordinated notes indenture, and any of our other indebtedness in excess of $25 million, as and when the same shall become due and payable, including any applicable grace period;

•	defaults (other than payment defaults) under the convertible subordinated notes and the convertible subordinated notes indenture, and any of our other indebtedness in excess of $25 million, which default results in an acceleration of the convertible subordinated notes or such other indebtedness;

•	upon final judgments involving, in the aggregate, liability to us (to the extent not covered by independent third-party insurance) in excess of $25 million; or

•	upon a bankruptcy event.

The trustee may withhold notice to the holders of the senior convertible notes of any default, except defaults in payment of principal, premium, interest or applicable registration delay payments, if any, on the senior convertible notes. However, the trustee must consider it to be in the interest of the holders of the senior convertible notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding senior convertible notes may declare the principal, premium, and accrued interest and applicable registration delay payments, if any, on the outstanding senior convertible notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving ViroPharma, the principal, premium and accrued interest and applicable registration delay payments, if any, on the senior convertible notes will automatically become due and payable. Subject to certain limitations, the holders of a majority of the principal amount of outstanding senior convertible notes may waive any default other than non-payment defaults. Payments of principal, premium, or interest on the senior convertible notes that are not made when due will accrue interest at the annual rate of 6% from the required payment date.

The holders of a majority of outstanding senior convertible notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture. No holder of the senior convertible notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium or interest on the senior convertible notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding senior convertible notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the senior convertible notes; and

•	the trustee fails to comply with the request within 60 days after receipt.

In addition to the foregoing, we are obligated under the senior convertible notes indenture to not allow the licenses granted to us by Lilly pursuant to the Assignment, Transfer and Assumption Agreement dated October 18, 2004, as amended, to be suspended for our failure to make certain payments to Lilly.

Merger and Sales of Assets

The indenture provides that we may consolidate with or merge into any other person or sell, convey or lease all or substantially all of our properties and assets to another person if, among other things:

•	such person assumes all of our obligations under the senior convertible notes, the indenture and the security agreement; and

•	the trustee receives an opinion of legal counsel and certification by us that such consolidation, merger, sale, conveyance or lease and any assumption complies with the provisions of the indenture.

The occurrence of any of the foregoing transactions could constitute a fundamental change.

This covenant includes a phrase relating to the sale, conveyance or lease of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law.

Modification of the Indenture

The consent of the holders of a majority in principal amount of the outstanding senior convertible notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding senior convertible note if it would:

•	extend the fixed maturity of any senior convertible note;

•	reduce the rate or extend the time for payment of interest of any senior convertible note;

•	reduce the principal amount or premium of any senior convertible note;

•	reduce any amount payable upon redemption or repurchase of any senior convertible note;

•	adversely change our obligation to redeem any senior convertible note upon a fundamental change;

•	impair the right of a holder to institute suit for payment on any senior convertible note;

•	change the currency in which any senior convertible note is payable;

•	impair the right of a holder to convert any senior convertible note;

•	subordinate the senior convertible notes in right of payment to any of our unsecured indebtedness; or

•	reduce the percentage of senior convertible notes required for consent to any modification of the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the senior convertible notes.

Notices

Except as otherwise provided in the senior convertible notes indenture, notices to holders of senior convertible notes will be given by mail to the addresses of holders of the senior convertible notes as they appear in the security register.

Global Notes, Book-Entry Form

Except as provided below, the senior convertible notes are evidenced by one or more global senior convertible notes.

We have deposited the global senior convertible notes with DTC and registered the senior convertible notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a senior convertible note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Qualified Institutional Buyers, or QIBs, may hold their interests in a senior convertible note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (participants). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the senior convertible note to such persons may be limited.

QIBs who are not participants in DTC may beneficially own interests in a senior convertible note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (indirect participants).

So long as Cede & Co., as the nominee of DTC, is the registered owner of a senior convertible note, Cede & Co. for all purposes will be considered the sole holder of such senior convertible note. Except as provided below, owners of beneficial interests in a senior convertible note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the senior convertible note.

We will pay applicable registration delay payments, if any, and the redemption or repurchase price of a senior convertible note to Cede & Co., as the registered owner of the senior convertible note, by wire transfer of immediately available funds on the dates such payments are due. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a senior convertible note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts on a payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global senior convertible note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global senior convertible note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global senior convertible note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of the senior convertible notes, including the presentation of the senior convertible notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the senior convertible note are credited, and only in respect of the principal amount of the senior convertible notes represented by the senior convertible note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a senior convertible note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue senior convertible notes in certificated form in exchange for the global senior convertible note.

Replacement of Senior Convertible Notes

Any mutilated senior convertible note will be replaced by us at the expense of the holder upon surrender of that senior convertible note to the trustee. Senior convertible notes that become destroyed, stolen or lost will be replaced by us at the expense of the holder upon delivery to the trustee of senior convertible notes or evidence of the destruction, loss or theft of the senior convertible notes satisfactory to us and the trustee. In the case of a destroyed, lost or stolen senior convertible note, an indemnity satisfactory to the trustee and us may be required at the expense of the holder of that senior convertible note before a replacement senior convertible note will be issued.

Information Concerning the Trustee

We have appointed U.S. Bank National Association, the trustee under the indenture, as paying agent, conversion agent, senior convertible note registrar and custodian for the senior convertible notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business. The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the senior convertible notes, the trustee must eliminate such conflict or resign.

Governing Law

The indenture and the senior convertible notes are governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of certain matters with respect to our capital stock. Because it is only a summary, it does not contain all information that may be important to you. Therefore, you should read the more detailed provisions of our certificate of incorporation and by-laws carefully, which are incorporated as exhibits to this registration statement of which this prospectus is a part.

General

As of the date of this prospectus, our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.002 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, of which 200,000 shares are designated as Series A Junior Participating Preferred Stock in connection with our stockholder rights agreement. No other classes of capital stock are authorized under our certificate of incorporation. The issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

Common Stock

As of April 6, 2005, there were 28,125,018 shares of common stock outstanding held of record by 746 stockholders.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Elections of directors are determined by a plurality of the votes cast and the board of directors is divided into three classes, each as nearly equal in number as possible. Our certificate of incorporation may be amended as permitted by law. Except as otherwise required by law, all other matters are determined by a majority of the votes cast. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, subject to any preferential liquidation rights of outstanding preferred stock, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of preferred stock that we have designated and issued and any series of preferred stock which we may designate and issue in the future.

Preferred Stock

As of April 6, 2005, there were no shares of preferred stock outstanding other than rights to purchase 200,000 shares of series A junior participating preferred stock in connection with our stockholder rights plan.

Pursuant to our certificate of incorporation, our board of directors has the authority, without further action by the holders of our common stock, to issue 5,000,000 shares of preferred stock from time to time in such series and with such preferences and rights as it may designate. To date, we have reserved for issuance 200,000 shares of series A junior participating preferred stock. Thus, we may issue an additional 4,800,000 shares of preferred stock. The preferences and rights of any such additional preferred stock may be superior to those of the holders of our common stock. For example, the holders of preferred stock may be given a preference in payment upon our liquidation, or for the payment or accumulation of dividends before any distributions are made to the holders of common stock. We have no plans, agreements or understandings for the issuance of any shares of any additional series of preferred stock.

Indemnification and Limitation of Liability

Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

•	for any breach of such person’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law; and

•	for any transaction resulting in receipt by such person of an improper personal benefit.

In addition, our by-laws provide for the indemnification, to the full extent authorized by law, of any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person is or was one of our directors, officers or employees, or serves or served any other enterprise as a director, officer or employee at our request.

We have obtained a directors’ and officers’ liability insurance policy which provides our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

Anti-Takeover Effects of Provisions of Charter Documents and Delaware Law

Our certificate of incorporation and by-laws include several provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management. First, our board of directors is divided into three classes, each nearly equal in number. Under Delaware law, directors of a corporation with a classified board may be removed only for cause unless the corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide otherwise. Each class of directors will serve for a term of three years and until their successors have been elected and qualified. Accordingly, our officers and directors and related stockholders who hold a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election and may exert considerable influence over our management and policies and all matters requiring stockholder approval, including fundamental transactions.

In addition, our board of directors has the ability to establish the rights of, and to issue, substantial amounts of preferred stock without the need for stockholder approval, which preferred stock may be used to create voting impediments. These and other provisions of our certificate of incorporation and by-laws and the Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of ViroPharma or our management.

Stockholder Rights Plan

On September 10, 1998, our board of directors adopted a stockholder rights plan and, in connection with that plan, designated 200,000 shares of series A junior participating preferred stock. Under this plan, a preferred share purchase right was issued as a dividend on each outstanding share of our common stock as of September 17, 1998. This preferred share purchase right entitles its holder to purchase from us a unit consisting of 1/100th of a share of our series A junior participating preferred stock at an exercise price of $125 per unit, subject to adjustment. Each unit carries voting and dividend rights that are intended to produce the equivalent of one share of common stock. These rights expire on September 10, 2008.

The preferred share purchase rights granted under the stockholder rights plan will be exercisable and will trade separately from our common stock only if a person or group acquires beneficial ownership of 20% or more of our common stock or commences a tender or exchange offer that would result in such a person or group owning 20% or more of our common stock. Only when one or more of these events occur will stockholders receive certificates for the rights granted under the stockholder rights plan.

If any person actually acquires 20% or more of our common stock, either through a tender or exchange offer for our common stock at a price and on terms that provide fair value to all stockholders or if a holder of 20% or more of our common stock engages in certain “self-dealing” transactions or engages in a merger or other business combination in which we survive and our common stock remains outstanding, the other holders of our common stock will be able to exercise their preferred share purchase rights and receive shares of our common stock having a value equal to double the exercise price of the right. Additionally, if we are involved in certain other mergers where our shares are exchanged or certain major sales of our assets occur, the holders of our common stock will be able to exercise their preferred share purchase rights and receive shares of the acquiring company having a value equal to double the exercise price of the right. In either case, the holders of the rights may, in lieu of exercise, surrender the rights in exchange for one-half of the amount of securities otherwise purchasable. Upon the occurrence of any of these events, the preferred share purchase rights will no longer be exercisable into series A junior participating preferred stock.

We will be entitled to redeem the preferred share purchase rights at $0.01 per right at any time until the 10th day following a public announcement that a person has acquired a 20% ownership position in our common stock. In our discretion, we may extend the period during which we can redeem these rights.

Stock Purchase Agreement

In December 1999, we entered into a stock purchase agreement with American Home Products Corporation (now Wyeth) in connection with our collaboration and license agreement with them. Under the stock purchase agreement, Wyeth is obligated to purchase from us shares of our common stock at a market value premium at the time of completion of certain product development stages.

Transfer Agent and Registrar

The transfer agent and registrar for the shares of common stock being offered is StockTrans, Inc.

REGISTRATION RIGHTS

We have filed a registration statement of which this prospectus is a part pursuant to a registration rights agreement with the selling securityholders. The registration rights agreement provides that we will, at our expense, use reasonable efforts to keep the registration statement effective until the earliest of:

•	effective registration under the Securities Act and resale of the all the securities offered by this prospectus;

•	the expiration of the holding period that would be applicable to the securities under Rule 144(k) were it not held by an affiliate of ours; and

•	the date when the selling securityholders have sold all of the securities offered by this prospectus pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act.

The registration rights agreement provides that the selling securityholders will immediately discontinue disposition of the securities registered under this prospectus if we notify the securityholders that we have delayed the disclosure of material non-public information concerning us because the disclosure of such information at the time is not, in the good faith judgment of our general counsel and one or more of our executive officers, would be materially detrimental (grace period). We will also notify the investors of the expected duration of such delay. If any one grace period (subject to certain exceptions) exceeds 30 consecutive days or all grace periods in any 365 day period exceed 60 days, we must make registration delay payments to the selling securityholders. We may extend the initial grace period by up to an additional 30 consecutive days in the event of any material non-public information or pending development relating to or involving an acquisition or probable acquisition or financing, recapitalization, business combination, sale of ViroPharma, any material collaboration, licensing transaction, development agreement or other strategic partnership, or other similar transaction.

Each selling securityholder who sells securities pursuant to the registration statement generally will be:

•	required to be named as a selling securityholder in this prospectus or a prospectus supplement;

•	required to deliver a prospectus to the purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the selling securityholder’s sales; and

•	bound by the provisions of the registration rights agreement which are applicable to the selling securityholder (including certain indemnification rights and obligations).

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences or potential consequences relating to the purchase, ownership and disposition of the senior convertible notes and the ownership and disposition of the common stock received in connection with the senior convertible notes. This summary is for general purposes only; it does not address all potential tax considerations, and it does not provide a complete or detailed discussion of the matters that are discussed below. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (Code), the treasury regulations, and judicial and administrative interpretations of the Code and Treasury Regulations, all as in effect as of the date hereof, and all of which are subject to change (possibly on a retroactive basis) or to different interpretation. There can be no assurance that the Internal Revenue Service (IRS) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to such consequences.

The senior convertible notes were originally issued on January 19, 2005 in exchange for Senior Notes issued in October 2004. This summary applies only to holders that acquire senior convertible notes by cash purchase from the selling securityholders on or after January 19, 2005. As used herein, a “U.S. holder” means a beneficial owner who is: (a) a citizen or resident (within the meaning of Section 7701(b) of the Code) of the United States, (b) a corporation (including a non-corporate entity taxable as a corporation), formed under the laws of the United States or any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S.

federal income taxation regardless of its source or (d) a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons with respect to substantial trust decisions. A “non-U.S. holder” means a beneficial owner other than a U.S. holder. Special rules apply to non-U.S. holders. This summary describes some, but not all, of these special rules. If a partnership is a beneficial holder of senior convertible notes (or common stock received in connection with the senior convertible notes), the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

This summary assumes that U.S. holders hold the senior convertible notes or common stock as capital assets within the meaning of Section 1221 of the Code. This summary also assumes that the senior convertible notes will be treated as indebtedness for U.S. federal income tax purposes. This summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, this summary does not describe the effect of the U.S. federal estate and gift tax laws on U.S. holders or the effects of any applicable foreign, state or local laws.

We intend to treat the senior convertible notes as indebtedness for U.S. federal income tax purposes. Such characterization is binding on us, but not on the IRS or a court. Under the U.S. federal income tax rules, each holder of a senior convertible note must also treat the senior convertible note as indebtedness unless such holder makes adequate disclosure on such holder’s U.S. federal income tax return.

INVESTORS CONSIDERING THE PURCHASE OF SENIOR CONVERTIBLE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THEIR PARTICULAR TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE SENIOR CONVERTIBLE NOTES AND THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK UNDER U.S. FEDERAL TAX LAWS AND APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

U.S. Holders

Tax Treatment of Ownership and Disposition of Senior Convertible Notes and Common Stock

Tax Treatment of the Senior Convertible Notes

No Original Issue Discount

We intend to take the position that the issuance of the senior notes together with warrants did not create “original issue discount” either because the warrants had de minimis value or because the warrants were not exercisable unless stockholder approval for the issuance of the senior convertible notes was not obtained, and it was significantly more likely than not that such approval would be obtained. Accordingly, we intend to take the position that the senior convertible notes were not issued with “original issue discount” for U.S. federal income tax purposes. If the IRS successfully asserts a contrary position, then the senior convertible notes would be subject to the original issue discount rules, and U.S. holders would be required to include additional accruals of original issue discount in income. U.S. holders should consult their tax advisors regarding the tax consequences of the senior convertible notes being treated as issued with original issue discount. The remainder of this discussion assumes the senior convertible notes are not issued with original issue discount.

Certain Matters Relating to Contingencies

If a holder elects to convert the senior convertible notes into our common stock or if we exercise our right to effect an auto-conversion prior to October 18, 2007, we would be required to make an additional make-whole interest payment to the holders of the senior convertible notes which may be in cash or, in the case of the additional payment on an auto-conversion (at our option and if certain conditions are satisfied) in our common stock. As a consequence of the make-whole interest payment, the senior convertible notes may be subject to treasury regulations applicable to debt instruments providing for one or more contingent payments (contingent payment debt instrument regulations). We intend to take the position that, as of the issue date, the senior convertible notes did not constitute contingent payment debt instruments, either because the likelihood of such payments was remote or the amount thereof was incidental. If the IRS were successfully to assert a contrary position, then the senior convertible notes would be subject to the contingent payment debt instrument regulations, and U.S. holders would be required to include additional accruals of original issue discount in income. In addition, in such event, any gain on the sale, exchange, redemption, or retirement of a senior convertible note may be characterized as ordinary income. U.S. holders should consult their tax advisors regarding the tax consequences of the senior convertible notes being treated as contingent payment debt instruments and the tax consequences of our making any payment with respect to a conversion. The remainder of this discussion assumes that the senior convertible notes are not contingent payment debt instruments.

Stated Interest

Stated interest paid or accrued on the senior convertible notes will be taxable to a U.S. holder as ordinary income in accordance with the holder’s method of accounting for federal income tax purposes.

Make-Whole Interest on Voluntary or Auto-Conversion

If the senior convertible notes are converted prior to October 18, 2007, as a result of a voluntary conversion or auto-conversion, the make-whole payment will be treated as additional interest taxable to a U.S. holder as ordinary income in accordance with the holder’s method of accounting for federal income tax purposes. If the make-whole interest payment is made in shares of our common stock, the amount of additional interest will be the fair market value of the stock received.

Market Discount

If a U.S. holder purchases a senior convertible note from someone other than us for an amount that is less than its stated redemption price at maturity, such U.S. holder will be treated as having purchased the senior convertible note at a “market discount,” unless such amount is less than 1/4 of one percent (0.25%) of the stated principal amount multiplied by the remaining number of complete years to maturity from the date of acquisition of the senior convertible note by such U.S. holder. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the senior convertible note, unless the U.S. holder elects to accrue market discount on the basis of a constant interest rate. Under the market discount rules, a U.S. holder will be required to treat any partial principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a senior convertible note having market discount as ordinary income to the extent of the lesser of:

•	the amount of such payment or realized gain; and

•	the market discount which has not previously been included in income and is treated as having accrued on the senior convertible note at the time of such payment of disposition.

A U.S. holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a senior convertible note with market discount until the maturity of the senior convertible note or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. A U.S. holder may elect to include market discount in income currently as it accrues (on either a ratable or a constant interest rate basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the senior convertible note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for United States federal income tax purposes. Such an election will apply to all market discount debt instruments acquired by the U.S. holder on or after the first day of the taxable year to which such election applies and may be revoked only with the consent of the IRS. The tax basis of a senior convertible note will be increased by the amount of any market discount included in gross income pursuant to such an election.

In the event that a senior convertible note with accrued market discount is converted into common stock, the accrued market discount at the date of conversion will be treated as accrued market discount with respect to the common stock into which it is converted, and such accrued market discount will be treated as ordinary income on the disposition of the common stock.

Premium

If a U.S. holder purchases a senior convertible note for an amount that is greater than the amount payable upon maturity of the senior convertible note, the U.S. holder will be considered to have purchased the senior convertible note with an “amortizable bond premium” equal in amount to such excess. A U.S. holder may elect to amortize such premium using a constant yield method over the remaining term of the senior convertible note and offset interest otherwise required to be included in respect of the senior convertible note during any taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. holder and may be revoked only with the consent of the IRS. If a U.S. holder elects to amortize bond premium, the U.S. holder’s tax basis in the senior convertible note will be reduced by the amount of allowable amortization. If the election is not made, a U.S. holder must include the full amount of each interest payment in income as it accrues or is paid, and premium will not be taken into account until principal payments are received on the senior convertible note or the senior convertible note is sold or otherwise disposed of.

Conversion

A U.S. holder of a senior convertible note generally will not recognize gain or loss on the conversion of a senior convertible note into common stock except with respect to any cash received in lieu of a fractional share. A U.S. holder’s holding period for the common stock received upon conversion will include the period during which the senior convertible note was held by such holder, and the U.S. holder’s aggregate tax basis in the common stock received upon conversion will be equal to the holder’s adjusted tax basis in the senior convertible note at the time of conversion, less any portion allocable to the fractional share. A U.S. holder of a senior convertible note will recognize gain or loss for federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the portion of the holder’s tax basis in the senior convertible note that is attributable to such fractional share. This gain or loss will be capital gain or loss and will be taxable in the same manner as described under “—Sale, Retirement, Redemption, or Other Taxable Disposition of senior convertible notes,” below.

Sale, Retirement, Redemption, or Other Taxable Disposition of senior convertible notes

Upon the sale, retirement, redemption, or other taxable disposition of a senior convertible note, a U.S. holder will recognize gain or loss equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in exchange therefor (except to the extent attributable to accrued interest, which generally will be taxed as ordinary income to the extent that the holder has not previously recognized this income) and (2) the U.S. holder’s adjusted tax basis in the senior convertible note. A U.S. holder’s adjusted tax basis in a senior convertible note generally will equal the price paid for such senior convertible note, increased by the amount of market discount, if any, previously included in such holder’s income, and decreased by the amount of any payments received on the senior convertible note other than payments of stated interest and amortizable bond premium previously taken into account. Generally, any such gain or loss recognized by a U.S. holder upon the sale, retirement, redemption, or other taxable disposition of a senior convertible note will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the senior convertible note has been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. holder generally is subject to U.S. federal income tax at a reduced rate. The deductibility of capital losses is subject to limitation.

Treatment of Interest Payment Potentially Received By a U.S. Holder Converting Senior Convertible Notes, and of Required Repayment To Us.

Under the terms of the senior convertible notes, if a U.S. holder converts senior convertible notes after the record date but prior to the interest payment date (and thus receives the interest payment payable on the interest payment date, notwithstanding that as a result of the conversion the holder is not entitled to retain such payment), the U.S. holder is obligated to pay us an amount equal to the interest payable on the converted principal amount. The tax consequences to the U.S. holder of the receipt and repayment of this amount are uncertain, and U.S. holders in these circumstances should consult their tax advisors.

Tax Treatment of Common Stock

Dividends on Common Stock

If, after a U.S. holder converts a senior convertible note into common stock, we make a distribution in respect of that stock, the distributions will be treated as a dividend, taxable to the U.S. holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. Under present law, and effective through 2008, dividend income paid by us that is classified as “qualified dividend income,” within the meaning of the Code, would be eligible for the reduced tax rate on qualifying dividends, which is the rate applicable to long term capital gains. Individual U.S. holders would be eligible for this preferential tax treatment subject to certain limitations including satisfaction of certain holding period requirements. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s adjusted tax basis in its common stock. Any remaining excess will be treated as capital gain. If the holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received.

Constructive Dividend

The terms of the senior convertible notes allow for changes in the conversion price of the senior convertible notes in certain circumstances. A change in the conversion price that allows holders to receive more shares of common stock on conversion may increase the holders’ proportionate interests in our earnings and profits or assets. In that case, the holders may be treated as having received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the holders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion price is adjusted to compensate holders for certain distributions of cash or property to our stockholders. However, not all changes in the conversion price that allow holders to receive more stock on conversion would increase the holders’ interests in us. For instance, a change in the conversion price could simply prevent the dilution of the holders’ interests upon a stock split or other change in capital structure would not increase the holders’ interests. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the holders’ interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated like distributions paid in cash or other property. These deemed distributions would result in ordinary income to the recipient to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital up to the recipient’s adjusted tax basis and then as capital gain.

Disposition of Common Stock

A U.S. holder will recognize gain or loss upon the sale, exchange, or other taxable disposition of common stock in an amount equal to the difference between (1) the amount of cash and the fair market value of any other property received in exchange for such stock and (2) the U.S. holder’s tax basis in the common stock. Generally, any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. holder has held the common stock for more than one year. Net long-term capital gain recognized by a non-corporate U.S. holder generally is subject to U.S. federal income tax at a reduced rate. The deductibility of capital losses is subject to limitation.

Information Reporting; Backup Withholding

We are required to furnish to the record holders of the senior convertible notes and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid or accrued on the senior convertible notes and dividends paid on the common stock.

A U.S. holder may be subject to backup withholding with respect to interest paid on the senior convertible notes, dividends paid on the common stock, and proceeds received from a disposition of the senior convertible notes or shares of common stock. The backup withholding rate currently in effect is 28%. Certain holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to backup withholding. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish its U.S. taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	furnishes an incorrect taxpayer identification number;

•	has been notified by the IRS that it has failed properly to report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that it has furnished a correct taxpayer identification number and that the IRS has not notified the U.S. holder that it is subject to backup withholding.

A U.S. holder may claim exemption from backup withholding by providing a properly completed IRS Form W-9 (or substitute form) to us or our paying agent. Backup withholding is not an additional tax but, rather, is a method of tax collection. A U.S. holder will be entitled to credit any amounts withheld under the backup withholding rules against its actual U.S. federal income tax liability provided that the required information is furnished to the IRS.

Non-U.S. Holders

The following discussion is a summary of certain material U.S. federal income and estate tax consequences to non-U.S. holders resulting the purchase, ownership and disposition of the senior convertible notes or common stock received in connection with the senior convertible notes.

Withholding Tax on Payments of Interest on Senior Convertible Notes

All payments on the senior convertible notes to a non-U.S. holder, including any payment of make-whole interest in cash or common stock, should qualify as “portfolio interest,” and thus be exempt from U.S. federal income and withholding tax, if the holders qualify for such exemption and certify their nonresident status as described below. The portfolio interest exception will not apply to payments on the senior convertible notes to a non-U.S. holder that:

•	owns, directly or indirectly, at least 10% of the total voting power of all our voting stock; or

•	is a “controlled foreign corporation” that is related to us.

Even if the portfolio interest exception does not apply, U.S. federal withholding tax may be reduced or eliminated under an applicable tax treaty assuming the non-U.S. holder properly certifies its entitlement to the benefit under such treaty.

The portfolio interest exception and several of the special rules for non-U.S. holders described below apply only to holders who certify their nonresident status. Non-U.S. holders can generally meet this certification requirement by providing an IRS Form W-8BEN or appropriate substitute form to us or our paying agent. If a non-U.S. holder holds senior convertible notes through a financial institution or other agent acting on the holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent. The agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership, the certification requirements generally apply to the partners rather than the partnership.

Gain recognized on a sale, exchange or other disposition may be subject to U.S. federal income tax (and, in certain circumstances, to withholding tax) if we are, or were during the five-year period ending on the date of such sale, exchange or other disposition a “United States real property holding corporation” (USRPHC). In general, we would be (or would have been) a USRPHC if assets treated as interests in U.S. real estate comprised 50% or more of our total business and real property assets. Although there can be no assurance, we do not believe that we are (or have been) a USRPHC or that we will become one in the future. Even if we are determined to be a USRPHC, a non-U.S. holder not described in the preceding sentence will not be subject to U.S. federal income tax on any such gain or income provided that our common stock continues to be regularly traded on an established securities market and provided that such holder does not actually or constructively own more than 5% of our common stock, including any common stock that may be received as a result of the conversion of senior convertible notes and does not own, on any date on which the holder acquires senior convertible notes, senior convertible notes with an aggregate value of 5% or more of the aggregate value of the outstanding common stock on such date.

Income or Gains Effectively Connected With a U.S. Trade or Business

The preceding discussion of the U.S. federal income tax consequences of the acquisition, ownership and disposition of senior convertible notes or common stock by a non-U.S. holder assumes that the holder is not engaged in a “U.S. trade or business” for U.S. federal income tax purposes. If any interest on the senior convertible notes, dividends on our common stock, or gain from the sale, exchange or other disposition (including the conversion of senior convertible notes pursuant to their terms) of the senior convertible notes or common stock is treated as “effectively connected” with a U.S. trade or business conducted by a non-U.S. holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If a non-U.S. holder is eligible for the benefits of a tax treaty between the U.S. and such holder’s country of residence, any effectively connected income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by such holder in the U.S. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the non-U.S. holder’s gross income, generally will be exempt from the 30% withholding tax. To claim this exemption from withholding, a non-U.S. holder must certify its qualification, which can be done by filing an IRS Form W-8ECI. If the non-U.S. holder is a foreign corporation, such holder’s income treated as effectively connected with a U.S. trade or business (after reduction for corporate income taxes paid) would generally be subject to an additional “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable tax treaty might provide for a lower rate.

Dividends on Common Stock

Dividends, if any, paid on our common stock to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the holder’s country of residence. In order to claim the benefits of a tax treaty, a non-U.S. holder must demonstrate its entitlement by certifying its nonresident status and eligibility for treaty benefits. The conversion price of the senior convertible notes may adjust in certain circumstances. An adjustment could potentially give rise to a deemed distribution to non-U.S. holders of the senior convertible notes. See “—U.S. Holders – Constructive Dividend” above. In that case, the deemed distribution may be subject to the rules regarding withholding of U.S. federal tax on dividends in respect of common stock.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The senior convertible notes will not be U.S. situs property as long as interest on the senior convertible notes would have qualified as portfolio interest were it received by the decedent at the time of death. Because we are a U.S. corporation, our common stock will be U.S. situs property if owned by a non-U.S. holder at the time of death, and therefore will be included in the taxable estate of a nonresident alien decedent for U.S. estate tax purposes. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Information Reporting and Backup Withholding

Payments on the senior convertible notes, and payments of dividends on the common stock to certain non-corporate holders generally will be subject to information reporting and possibly to “backup withholding” at a rate of 28%. Information reporting and backup withholding will not apply, however, to (i) payments made on a senior convertible note if the certification described under “—Non-U.S. Holders - Withholding Tax On Payments of Interest On Senior Convertible Notes” above is received, provided that in each case that the payor does not have actual knowledge that the holder is a U.S. holder, or (ii) to payments made on our common stock if such payments are subject to U.S. federal withholding tax at the 30% rate (or reduced treaty rate) as described above under “Non-U.S. holders – Dividends on Common Stock.”

Payment of proceeds from the sale of a senior convertible note or common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding. Payment outside the U.S. of the proceeds of the sale of a senior convertible note or common stock to or through a foreign office of a “broker” (as defined in applicable Treasury Regulations) will not be subject to information reporting or backup withholding, except that, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes or a foreign person 50% or more of whose gross income is from a U.S. trade or business, information reporting will apply to such payment unless the broker has documentary evidence in its records that the beneficial owner is not a U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax, and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE SENIOR CONVERTIBLE NOTES AND OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY CHANGE OR PROPOSED CHANGE IN THE APPLICABLE LAWS.

SELLING SECURITYHOLDERS

We originally issued our senior notes, along with warrants to purchase 5,000,000 shares of our common stock to the selling securityholders in a private placement in October 2004 as part of the financing for the Vancocin acquisition. As contemplated by the financing, the senior notes and the warrants were automatically exchanged for our senior convertible notes following stockholder approval of the issuance of the senior convertible notes on January 19, 2005. As a result, the senior notes and the warrants were terminated and are not part of this prospectus.

We do not know when or in what amounts the selling securityholders may offer senior convertible notes and/or the shares of common stock for sale. The selling securityholders may choose not to sell some or all of the senior convertible notes and/or the shares of common stock offered by this prospectus. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. Because the selling securityholders may from time to time offer all or some of the senior convertible notes and/or shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the senior convertible notes and/or shares of common stock that will be held by the selling securityholders after completion of the offering, we cannot estimate the number of the senior convertible notes and/or shares of common stock that will be held by the selling securityholders after completion of the offering. However, for purposes of the table below, we have assumed that, after completion of the offering, none of the senior convertible notes and/or shares of common stock offered by this prospectus will be held by the selling securityholders.

The following table sets forth, to our knowledge, certain information regarding the beneficial ownership of the senior convertible notes and/or shares of common stock beneficially owned by the selling securityholders as of April 6, 2005. As of April 6, 2005, $71.75 million in aggregate principal amount of the senior convertible notes was outstanding. We agreed to register the maximum number of shares of common stock issuable upon conversion of the senior convertible notes as well as shares of common stock issuable upon the making of certain make-whole interest payments under the senior convertible notes. We prepared this table based on the information supplied to us by the selling securityholders named in the table and the note register maintained by US Bank National Association. Beneficial ownership is calculated based upon SEC requirements and is not necessarily indicative of beneficial ownership for any other purpose. Under these requirements, more than one person may be deemed to be a beneficial owner of the same senior convertible notes and/or shares of common stock. Pursuant to Rule 416 under the Securities Act of 1933, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock. The table is based on 28,125,018 shares of our common stock outstanding as of April 6, 2005.

Name of Beneficial Owner	Principal Amount of senior convertible notes Beneficially Owned and Offered Hereby ($)(1)	Number of Shares of Common Stock Beneficially Owned Prior to the Offering(2)	Number of Shares of Common Stock that May be Offered(2)	Percentage of Common Stock Outstanding After Completion of the Offering (if one percent or more)
Highbridge International LLC	11,000,000	4,400,000	4,400,000	*

QVT Fund LP	4,100,000	1,640,000	1,640,000	*

Baker/Tisch Investments, L.P.	524,000	209,600	209,600	*

Baker Biotech Fund I, L.P.	5,128,000	2,051,200	2,051,200	*

Baker Biotech Fund II, L.P.	4,672,000	1,868,800	1,868,800	*

Baker Biotech Fund III, L.P.	3,919,000	1,567,600	1,567,600	*

Baker Bros. Investments, L.P.	367,000	146,800	146,800	*

Baker Bros. Investments II, L.P.	222,000	88,800	88,800	*

Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	2,400,000	960,000	960,000	*

Windmill Master Fund, L.P.	4,000,000	1,600,000	1,600,000	*

TQA Special Opportunity Master Fund	1,800,000	720,000	720,000	*

TQA Master Fund, Ltd.	198,000	79,200	79,200	*

TQA Master Plus Fund, Ltd.	402,000	160,800	160,800	*

Kings Road Investments Ltd.	5,400,000	2,160,000	2,160,000	*

The Northwestern Mutual Life Insurance Company	3,600,000	1,440,000	1,440,000	*

Gaia Offshore Master Fund, Ltd.	2,300,000	920,000	920,000	*

AG Domestic Convertibles, L.P.	1,350,000	540,000	540,000	*

Name of Beneficial Owner	Principal Amount of senior convertible notes Beneficially Owned and Offered Hereby ($)(1)	Number of Shares of Common Stock Beneficially Owned Prior to the Offering(2)	Number of Shares of Common Stock that May be Offered(2)	Percentage of Common Stock Outstanding After Completion of the Offering (if one percent or more)
AG Offshore Convertibles, Ltd.	3,150,000	1,260,000	1,260,000	*

Alexandra Global Master Fund, Ltd.	3,000,000	1,200,000	1,200,000	*

Suttonbrook Capital Portfolio LP	2,750,000	1,100,00	1,100,000	*

Saranac Capital Management L.P. (3)	900,000	360,000	360,000	*

Baystar Capital II LP	1,500,000	600,000	600,000	*

Capital Ventures International	2,400,000	960,000	960,000	*

Quogue Capital LLC	200,000	80,000	80,000	*

Severn River Master Fund Ltd.	3,400,000	1,360,000	1,360,000	*

All other holders of 2009 senior convertible notes or future transferees, pledgees, donees or successors of any such holder (4)	3,068,000	1,227,200	1,227,200	*

*	Less than 1%.

(1)	The amounts indicated represent all of the senior convertible notes beneficially owned by each named beneficial owner.

(2)	Includes shares of common stock into which the senior convertible notes are convertible and shares of common stock issuable pursuant to certain make-whole interest payments. The number of shares of common stock into which the senior convertible notes are convertible assumes the initial conversion rate of one share for each $2.50 in principal amount of the senior convertible notes.

(3)	Saranac Capital Management L.P. is the discretionary investment advisor with respect to the following accounts that hold the senior convertible notes in the principal amounts indicated: Citigroup Pension Plan ($20,000), Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd. ($132,000), Citigroup Alternative Investments Enhanced Arbitrage Strategies Fund ($29,000), Citigroup Libra Market Neutral LTD ($39,000), Citigroup Libra Strategies Co. LP ($24,000), Citigroup Alternative Investments Market Neutral Arbitrage Fund L.P. ($23,000), Citigroup Alternative Investments QIP Multi Strategy Arbitrage Portfolio ($503,000), Saranac Erisa Arbitrage LTD ($114,000), Saranac Erisa Arbitrage LP ($16,000) and Citigroup Alternative Investments Enhanced Arbitrage Strategies Fund Ltd. ($29,000).

(4)	Information about other selling security holders will be set forth in prospectus supplements from time to time, if and when required.

None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

PLAN OF DISTRIBUTION

The selling securityholders, which as used in this prospectus includes donees, pledgees, transferees or other successors-in-interest selling senior convertible notes and/or shares of common stock (securities) or interests in the securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their securities or interests in securities on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling securityholders may use any one or more of the following methods when disposing of securities or interests in securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling securityholders to sell a specified number of securities or interest in securities at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

These sales may include crosses. Crosses are transactions in which the same broker acts as agent on both sides of the transaction.

The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities, from time to time, under this prospectus, or under a supplement or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors-in-interest as selling securityholders under this prospectus. The selling securityholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our securities or interests in our securities, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling securityholders may also sell our securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling securityholders from the sale of the securities offered by them will be the purchase price of the securities less discounts or commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents. We will not receive any of the proceeds from the sales of the securities from time to time under this prospectus by the selling securityholders.

The selling securityholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria, and conform to the requirements, of that rule.

The selling securityholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria, and conform to the requirements, of that rule.

The selling securityholders, including any selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers, and any underwriters, broker-dealers or agents that participate in the sale of the securities or interests in the securities may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the securities may be underwriting discounts and commissions under the Securities Act. We cannot presently estimate the amount of such compensation. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being registered by this prospectus. Based on the information provided to us by the selling securityholders, we know of no existing arrangements between any selling securityholder, any other selling securityholder, broker, dealer, underwriter or agent relating to the sale or distribution of the securities.

To the extent required, the securities to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the securities may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the senior convertible notes and/or shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and the conditions of which are satisfied.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling securityholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the securities offered by this prospectus.

Our outstanding common stock is quoted on The NASDAQ National Market under the symbol “VPHM”. The senior convertible notes are not listed on any securities exchange or included in any automated quotation system. Any senior convertible notes that are sold by means of this prospectus will no longer be eligible for trading in The PORTAL Market.

LEGAL MATTERS

The validity of the senior convertible notes, the shares of our common stock issued or issuable upon conversion of the senior convertible notes or certain make-whole interest payments offered by this prospectus will be passed upon for us by Pepper Hamilton LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements of ViroPharma Incorporated and subsidiary as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We are subject to the information requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. You may read and copy such reports, proxy statements and other information, including the registration statements and all of their exhibits, at the SEC public reference room at:

450 Fifth Street, N.W.

Judiciary Plaza

Room 1024

Washington, D.C. 20549

You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement of which this prospectus forms a part and the documents incorporated by reference that are listed below, are also available from the SEC’s Web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

The SEC allows us to “incorporate by reference” into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

We incorporate by reference the following documents that we previously filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 15, 2004;

•	Current Report on Form 8-K filed with the SEC on January 25, 2005;

•	Current Report on Form 8-K filed with the SEC on February 15, 2005;

•	Current Report on Form 8-K filed with the SEC on February 23, 2005;

•	Current Report on Form 8-K filed with the SEC on March 3, 2005;

•	Current Report on Form 8-K filed with the SEC on March 15, 2005;

•	Current Report on Form 8-K filed with the SEC on April 6, 2005;

•	Current Report on Form 8-K filed with the SEC on April 8, 2005;

•	The description of our common stock contained in the Registration Statement on Form 8-A filed with the SEC on November 8, 1996;

•	The description of rights to purchase preferred shares contained in the Registration Statement on Form 8-A filed with the SEC on September 21, 1998;

•	All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement (other than those portions of such documents described in paragraphs (i), (k), and (l) of Item 402 of Regulation S-K promulgated by the SEC); and

•	All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part until the offering of senior convertible notes and/or shares of common stock pursuant to this prospectus is complete (other than those portions of such documents described in paragraphs (i), (k), and (l) of Item 402 of Regulation S-K promulgated by the SEC.)

If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. We will provide such documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to Thomas F. Doyle, Vice President and General Counsel, ViroPharma Incorporated, 397 Eagleview Boulevard, Exton, PA 19341, (610) 458-7300.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties relevant to our business in the “Risk Factors” section of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

VIROPHARMA INCORPORATED

$75,000,000

6% CONVERTIBLE SENIOR SECURED NOTES DUE 2009,

THE SHARES OF COMMON STOCK ISSUABLE

UPON CONVERSION OF THE SENIOR CONVERTIBLE NOTES AND

UPON MAKE-WHOLE INTEREST PAYMENTS